CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
		Offering	Aggregate	Amount of
Title of Each Class of	Amount to be	Price Per	Offering	Registration
Securities to be Registered	Registered(1)	Share	Price(1)	Fee(2)
Common Stock, par value $0.01 per share	2,012,500	$56.50	$113,706,250	$13,202

(1)	Includes shares to be sold upon exercise of the underwriters’ overallotment option. See “Underwriting.”

(2)	Calculated in accordance with Rule 457(r) under the Securities Act, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3 (File No. 333-174880) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-174880

PROSPECTUS SUPPLEMENT
(to Prospectus dated June 14, 2011)

1,750,000 Shares

Taubman Centers, Inc.

Common Stock

We are offering 1,750,000 shares of our common stock, par value $0.01 per share. Our common stock is listed on the New York Stock Exchange under the symbol “TCO”. The last reported sale price of our common stock on June 13, 2011 was $56.52 per share.

We are organized and conduct our operations to qualify as a real estate investment trust, or REIT, for federal income tax purposes. Our charter contains certain restrictions relating to ownership and transfer of our stock to assist us in complying with certain federal income tax requirements applicable to REITs.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3 of this prospectus supplement, on page 3 of the accompanying prospectus and beginning on page 10 of our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference herein, to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. has agreed to purchase the common stock from us at a price of $55.72 per share, which will result in $97,510,000 of total proceeds to us, before expenses.

Goldman, Sachs & Co. may offer the common stock from time to time in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

We have granted Goldman, Sachs & Co. the option to purchase within 30 days from the date of this prospectus supplement up to an additional 262,500 shares of our common stock at the per share purchase price set forth above.

Goldman, Sachs & Co. expects to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment in New York, New York on or about June 17, 2011.

Goldman, Sachs & Co.

Prospectus Supplement dated June 14, 2011.

We are responsible for the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we may authorize to be delivered to you. We have not, and the underwriter has not, authorized anyone to provide you with different information. We are not, and the underwriter is not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

Prospectus Supplement

Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the accompanying prospectus, as well as the information incorporated by reference herein and therein, carefully before you invest in our common stock. The documents incorporated by reference herein are described under “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the accompanying prospectus. These documents contain important information that you should consider before making your investment decision. This prospectus supplement and the accompanying prospectus contain the terms of this offering of common stock. The accompanying prospectus contains information about our securities generally, some of which does not apply to the common stock covered by this prospectus supplement. This prospectus supplement may add, update or change information contained in or incorporated by reference in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with any information contained in or incorporated by reference in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the inconsistent information contained in or incorporated by reference in the accompanying prospectus.

Unless this prospectus supplement otherwise indicates or the context otherwise requires, the terms “our,” “us” and “we” as used in this prospectus supplement refer to Taubman Centers, Inc. and/or one or more of a number of separate, affiliated entities, and “Taubman Centers” refers to Taubman Centers, Inc.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Information included and incorporated by reference in this prospectus supplement and the accompanying prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” You can identify these forward-looking statements by our use of the words “believe,” “anticipate,” “plan,” “expect,” “may,” “might,” “should,” “will,” “intend,” “estimate” and similar expressions, whether in the negative or affirmative. These forward-looking statements represent our expectations or beliefs concerning future events, including the following: statements regarding future developments and joint ventures, rents, returns, and earnings; statements regarding the continuation of trends; and any statements regarding the sufficiency of our cash balances and cash generated from operating, investing, and financing activities for our future liquidity and capital resource needs. We caution that although forward-looking statements reflect our good faith beliefs and reasonable judgment based upon current information, these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, because of risks, uncertainties, and factors including, but not limited to, the final terms of the offering and the final size of such offering, the continuing impacts of the U.S. recession and global credit environment, other changes in general economic and real estate conditions, changes in the interest rate environment and the availability of financing, and adverse changes in the retail industry. Further, we have included important factors in the cautionary statements contained or incorporated by reference in this prospectus supplement, particularly under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, and other periodic reports that we believe could cause our actual results to differ materially from the forward-looking statements that we make. Except as required by law, we do not undertake any obligation to update our forward-looking statements or the risk factors contained in this prospectus supplement to reflect new information or future events or otherwise.

S-ii

SUMMARY

This summary may not contain all the information that may be important to you in deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference herein and therein, including the financial statements and related notes before making an investment decision.

The Company

We are a Michigan corporation and a self-administered and self-managed real estate investment trust, or “REIT”. Our business is actually conducted by an affiliated entity rather than Taubman Centers itself. The Taubman Realty Group Limited Partnership, or the “Operating Partnership,” is a majority-owned partnership subsidiary of Taubman Centers that owns direct or indirect interests in all of our real estate properties. Taubman Centers’ ownership in the Operating Partnership at June 13, 2011 consisted of a 69% managing general partnership interest, as well as Series G and H preferred equity interests.

We engage in the ownership, management, leasing, acquisition, disposition, development and expansion of regional and super-regional retail shopping centers and interests therein. Our owned portfolio as of June 13, 2011 included 23 urban and suburban shopping centers in ten states. Taubman Properties Asia LLC and its subsidiaries, which is the platform for our expansion into the Asia-Pacific region, is headquartered in Hong Kong.

Taubman Centers is incorporated in Michigan and our executive offices are located at 200 East Long Lake Road, Suite 300, Bloomfield Hills, MI 48304-2324 and our telephone number is (248) 258-6800.

If you want to find more information about us, please see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the accompanying prospectus.

The Offering

Issuer	Taubman Centers, Inc.

Common stock offered	1,750,000 shares (or 2,012,500 shares if the underwriter exercises its option to purchase additional shares in full)

Common stock to be outstanding after this offering	57,627,030 shares (or 57,889,530 shares if the underwriter exercises its option to purchase additional shares in full)(1)

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $97,313,600 (or approximately $111,940,100 if the underwriter exercises its option to purchase additional shares in full). We intend to use the net proceeds to reduce outstanding borrowings under our $615 million revolving credit facilities. Amounts available under our revolving credit facilities may be borrowed in the future to repay other outstanding debt, to retire some or all of a series of outstanding preferred shares, to repurchase equity, to fund our development activity and property acquisitions, and for working capital and other general corporate purposes.

Restrictions on ownership and transfer	To assist us in complying with certain federal income tax requirements applicable to real estate investment trusts, among other purposes, our charter imposes certain restrictions on ownership and transfer of our common stock. See “Restrictions on Transfer and Ownership” in the accompanying prospectus.

Listing	Our common stock is listed on the New York Stock Exchange, or “NYSE,” under the symbol “TCO”.

Dividends	On June 2, 2011, our board of directors declared a regular quarterly dividend of $0.4375 per share of common stock. The common stock dividend is payable on June 30, 2011 to shareholders of record on June 15, 2011. Investors purchasing shares in this offering will not receive this dividend if they are not shareholders on June 15, 2011. See “Price Range of Common Stock and Dividends” and “Dividend Policy” for further information regarding our dividends.

Risk factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3 of this prospectus supplement, on page 3 of the accompanying prospectus and beginning on page 10 of our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference herein, to read about factors you should consider before buying our common stock.

(1) The number of shares of common stock to be outstanding after this offering is based upon 55,877,030 shares outstanding as of June 13, 2011. This number excludes 2,389,011 shares of common stock underlying options, restricted stock units and performance share units outstanding that were granted to employees under our equity incentive plans, 62,418 shares of common stock underlying restricted stock units under the non-employee directors’ deferred compensation plan, 7,449,132 shares of common stock to be exchanged for outstanding partnership units of the Operating Partnership under the Continuing Offer (as such term is defined and described in our Annual Report on Form 10-K for the year ended December 31, 2010), and 871,262 shares of common stock to be exchanged for unissued partnership units of the Operating Partnership in accordance with a unit option deferral election, in each case as of June 13, 2011.

For additional information regarding our common stock, see “Description of Securities Being Offered — Common Stock” in the accompanying prospectus. For a description of the U.S. federal income tax considerations reasonably anticipated to be material to prospective holders in connection with the purchase, ownership and disposition of our common stock, see “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus.

RISK FACTORS

Before investing in our securities, you should carefully consider the risks and uncertainties described below, as well as such information set forth elsewhere in this prospectus supplement, the accompanying prospectus and any other information that is incorporated by reference, including the risks described in our reports we file with the Securities and Exchange Commission, or the “SEC”, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are incorporated by reference herein, particularly under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010.

The market price of our common stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to many factors, including:

•	general market and economic conditions;

•	actual or anticipated variations in our operating results, funds from operations, cash flows, liquidity or distributions;

•	changes in our earnings estimates or those of analysts;

•	publication of research reports about us, the real estate industry generally or the regional mall industry, and recommendations by financial analysts with respect to us or other REITs;

•	adverse market reaction to the amount of our outstanding debt at any time, the amount of our maturing debt in the near and medium term and our ability to refinance such debt and the terms thereof or our plans to incur additional debt in the future;

•	the ability of our tenants to pay rent to us and meet their other obligations to us under current lease terms and our ability to re-lease space as leases expire;

•	increases in market interest rates that lead purchasers of our common stock to demand a higher dividend yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any securities we may issue or additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community;

•	continuing high levels of volatility in the capital and credit markets; and

•	the realization of any of the other risk factors included in, or incorporated by reference to, this prospectus supplement and the accompanying prospectus.

Many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial performance and condition and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all.

Our shareholders will experience dilution as a result of this offering and they may experience further dilution if we issue additional common stock.

Giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our expected earnings per diluted share and funds from operations per diluted share for the year ending December 31, 2011. Additionally, we are not restricted from issuing additional shares of our common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. Any additional future issuances of common stock will reduce the percentage of our common stock owned by investors purchasing shares in this offering who do not participate in future issuances. In most circumstances, shareholders will not be entitled to vote on whether or not we issue additional common stock. In addition, depending on the terms and pricing of an additional offering of our common stock and the value of our properties, our shareholders may experience dilution in both the book value and fair value of their shares. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur, and this could materially and adversely affect our ability to raise capital through future offerings of equity or equity-related securities.

We may change the distribution policy for our common stock in the future.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our board of directors and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness and preferred shares, the annual dividend requirements under the REIT provisions of the Internal Revenue Code, state law and such other factors as our board of directors deems relevant. Our actual dividend payable will be determined by our board of directors based upon the circumstances at the time of declaration. Any change in our dividend policy could have a material adverse effect on the market price of our common stock.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting estimated offering expenses, will be approximately $97,313,600 (or approximately $111,940,100 if the underwriter exercises its option to purchase additional shares in full). We intend to use the net proceeds to reduce outstanding borrowings under our $550 million primary and $65 million secondary revolving credit facilities, which mature on February 14, 2012 and April 30, 2012, respectively. Amounts available under our revolving credit facilities may be borrowed in the future to repay other outstanding debt, to retire some or all of a series of outstanding preferred shares, to repurchase equity, to fund our development activity and property acquisitions, and for working capital and other general corporate purposes.

At June 13, 2011, the weighted average interest rates payable on our primary and secondary revolving credit facilities were 0.89% and 1.19%, respectively, per year and the principal amounts outstanding were approximately $115.0 million and $10.3 million, respectively. Pending application of the net proceeds from this offering as described above, we may invest such proceeds in short-term, interest bearing investments.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2011, on an actual basis and an as adjusted basis to give effect to: (1) the offer and sale of 1,750,000 shares (excluding the effect of the underwriter’s option to purchase additional shares) at the purchase price to the underwriter set forth on the cover page of this prospectus supplement, after deducting estimated transaction costs, and (2) the application of the net proceeds of this offering to reduce outstanding borrowings under our $615 million revolving credit facilities as described in “Use of Proceeds” in this prospectus supplement.

This table should be read in conjunction with our consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and incorporated by reference in the accompanying prospectus.

	As of March 31,
	2011
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$21,040	$21,040

Notes payable(1)	$2,636,672	$2,539,358
Equity:
Taubman Centers, Inc. Shareowners’ Equity:
Series B Non-Participating Convertible Preferred Stock, $0.001 par and liquidation value, 40,000,000 shares authorized, 25,140,436 shares issued and outstanding at March 31, 2011	$25	$25
Series G Cumulative Redeemable Preferred Stock, 4,000,000 shares authorized, no par value, $100 million liquidation preference, 4,000,000 shares issued and outstanding at March 31, 2011
Series H Cumulative Redeemable Preferred Stock, 3,480,000 shares authorized, no par value, $87 million liquidation preference, 3,480,000 shares issued and outstanding at March 31, 2011
Common Stock, $0.01 par value, 250,000,000 shares authorized, 55,875,471 shares issued and outstanding at March 31, 2011 (as adjusted, 57,625,471 shares issued and outstanding)	559	576
Additional paid-in capital	586,714	684,011
Accumulated other comprehensive income (loss)	(12,734)	(12,734)
Dividends in excess of net income	(953,053)	(953,053)

	$(378,489)	$(281,175)
Noncontrolling interests	(134,354)	(134,354)

	$(512,843)	$(415,529)

Total capitalization	$2,123,829	$2,123,829

(1)	At March 31, 2011, substantially all notes payable were collateralized by our properties. Notes payable include our $615 million revolving credit facilities with $150.8 million outstanding at March 31, 2011. The amount outstanding on our revolving credit facilities was $125.3 million at June 13, 2011.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the NYSE under the symbol “TCO”. On June 13, 2011, the last reported sales price per share of our common stock on the NYSE was $56.52. The table below sets forth, for the periods indicated, the high and low closing sales price per share of our common stock, as reported by the NYSE, and the cash dividends declared per share with respect to such periods.

	Price Per Share of Common Stock		Cash Dividends
	High	Low	Declared Per Share

2011-Quarter Ended
March 31	$55.48	$49.96	$0.4375
June 30 (through June 13)	$60.57	$53.02	0.4375

2010-Quarter Ended
March 31	$41.93	$31.66	$0.415
June 30	44.94	37.63	0.415
September 30	46.27	35.98	0.415
December 31	50.76	44.41	0.4375	(1)

2009-Quarter Ended
March 31	$26.79	$13.56	$0.415
June 30	28.16	16.65	0.415
September 30	37.37	22.55	0.415
December 31	37.66	30.40	0.415

(1)	Amount excludes a special dividend of $0.1834 per share, which was declared as a result of the taxation of capital gain incurred from a restructuring of our ownership in International Plaza, including liquidation of the Operating Partnership’s private REIT.

On June 2, 2011, our board of directors declared a regular quarterly dividend of $0.4375 per share of common stock. The common stock dividend is payable on June 30, 2011 to shareholders of record on June 15, 2011. Investors purchasing shares in this offering will not receive this dividend if they are not shareholders of record on June 15, 2011.

DIVIDEND POLICY

We pay regular quarterly dividends to our common and preferred shareholders. Dividends to our common shareholders are at the discretion of our board of directors and depend on the cash available to us, our financial condition, capital and other requirements, and such other factors as our board of directors deems relevant. To qualify as a REIT, we must distribute at least 90% of our REIT taxable income prior to net capital gains to our shareholders, as well as meet certain other requirements. We must pay these distributions in the taxable year the income is recognized, or in the following taxable year if they are declared during the last three months of the taxable year, payable to shareholders of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by us and received by our shareholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared in the following taxable year if it is declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions qualify as dividends paid for the 90% REIT distribution test for the previous year and are taxable to holders of our capital stock in the year in which paid. Dividends on our Series G and Series H Cumulative Redeemable Preferred Stock accumulate regardless of whether earnings, cash availability, or contractual obligations were to prohibit the current payment of dividends.

The determination of our common dividends is based on anticipated funds from operations available after preferred dividends and our REIT taxable income, as well as assessments of annual capital spending, financing considerations and other appropriate factors. Although we have done so in the past, we cannot guarantee that we will be able to pay dividends on a regular quarterly basis or at the same level in the future. In addition, we may choose to pay a portion of such dividends in stock. Furthermore, any new shares of common stock issued under this prospectus supplement will increase the cash required to continue to pay cash dividends at current levels.

UNDERWRITING

We and Goldman, Sachs & Co. (the “underwriter”) have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, the underwriter has agreed to purchase all of the 1,750,000 shares offered hereby.

The underwriter may receive from purchasers of the shares brokerage commissions in amounts agreed to with such purchasers.

Our common stock is traded on the NYSE under the symbol “TCO.”

The underwriter is committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

We have granted the underwriter the option to purchase within 30 days from the date of this prospectus supplement up to an additional 262,500 shares of our common stock from us at the purchase price set forth on the cover of this prospectus supplement.

The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of common stock to or through dealers, and such dealers (including, in certain instances, affiliates of the underwriter) may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

We and our executive officers and our directors each have agreed with the underwriter, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the underwriter. R & W-TRG LLC, a company owned by Mr. Robert Taubman, our Chairman of the Board, President, Chief Executive Officer and director, and Mr. William Taubman, our Chief Operating Officer and director, own securities of us that are pledged to Citibank, N.A. as collateral for various loans, and such pledged securities are not subject to Messrs. Robert Taubman’s and William Taubman’s lock-up agreements.

In connection with this offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from us in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase additional shares pursuant to the option granted to it. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus supplement to third parties in privately negotiated transactions. In connection with those derivatives, the third party may sell securities covered by this prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (“FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and the underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our total expenses of this offering will be approximately as follows:

Securities and Exchange Commission fee	$13,200
Accountants’ fees and expenses	40,000
Legal fees and expenses	120,000
Printing expenses	12,000
Miscellaneous	11,200

Total	$196,400

We and the underwriter have agreed to indemnify or contribute payments to each other against certain liabilities, including liabilities under the Securities Act.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock being offered herein and the certain tax matters related to our qualification as a REIT will be passed upon for us by Honigman Miller Schwartz and Cohn LLP, Detroit, Michigan. Certain members of Honigman and their families own beneficial interests of less than 1% of our common stock. Jeffrey H. Miro, a partner of Honigman Miller Schwartz and Cohn LLP, is our corporate Secretary. Sullivan & Cromwell LLP, New York, New York, will pass upon certain legal matters for the underwriter with respect to this offering.

PROSPECTUS

TAUBMAN CENTERS, INC.

Common Stock
Preferred Stock
Warrants
Depositary Shares
Rights
Units

We may from time to time offer the following securities on terms to be determined at the time of the offering:

•	Shares of common stock, par value $0.01 per share;

•	Shares of preferred stock;

•	Warrants to purchase common stock or preferred stock;

•	Depositary shares representing shares of preferred stock;

•	Rights; and

•	Units.

Our common stock is traded on the New York Stock Exchange, or “NYSE,” under the symbol “TCO”. We will make applications to list any shares of common stock sold pursuant to a supplement to this prospectus on the NYSE. We have not determined whether we will list any other securities we may offer on any exchange or over-the-counter market. If we decide to seek listing of any securities, the applicable prospectus supplement will disclose the exchange or market.

Our common stock, preferred stock, common stock warrants and preferred stock warrants, depositary shares representing shares of preferred stock and rights may be offered separately, or together as units, in separate classes or series, in amounts, at prices and on terms to be set forth in the applicable prospectus supplement. The specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities offered by this prospectus, in each case as may be appropriate to preserve our status as a real estate investment trust, or REIT, for federal income tax purposes.

The securities offered by this prospectus may be offered on a delayed or continuous basis and offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. None of the securities offered by this prospectus may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of those securities.

Each prospectus supplement will also contain information, where applicable, about United States federal income tax considerations and any legend or statement required by state law or the Securities and Exchange Commission.

Investing in our securities involves risks. Please read carefully the section entitled “Risk Factors” on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2011

We have not authorized any underwriter, dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the applicable prospectus supplement or any free-writing prospectus that we may authorize to be delivered to you. We take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This prospectus and the applicable prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the applicable prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any prospectus supplement is accurate only as of the dates on their respective covers. When we deliver this prospectus and/or a prospectus supplement or make a sale pursuant to this prospectus and/or a prospectus supplement, we are not implying that the information is current as of the date of the delivery or sale.

References in this prospectus to “we,” “our” or “us” mean Taubman Centers, Inc. and/or one or more of a number of separate, affiliated entities, as the context may require, and “Taubman Centers” refers to Taubman Centers, Inc.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or “SEC,” as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the “Securities Act.” Under the automatic shelf registration process, we may, over time, sell any combination of the securities described in this prospectus or in any applicable prospectus supplement in one or more offerings. This prospectus provides you with a general description of the securities we may offer. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement and any other offering material may also add, update or change information contained in this prospectus. Accordingly, to the extent inconsistent, information in or incorporated by reference in this prospectus is superseded by the information in the prospectus supplement and any other offering material related to such securities. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference” before considering an investment in the securities offered by that prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file by visiting the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You may also obtain copies of these filings, at no cost, by accessing our website at www.taubman.com; however, the information found on our website is not considered part of this prospectus or any applicable prospectus supplement.

We have filed a registration statement on Form S-3 with the SEC covering the securities that may be sold under this prospectus. For further information on us and the securities being offered, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part and each summary is qualified in all respects by that reference and the exhibits and schedules thereto.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference in this prospectus the documents listed below (file number 1-11530) and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering. This means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 25, 2011;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on April 29, 2011;

•	our current report on Form 8-K filed with the SEC on June 3, 2011;

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on November 10, 1992, including any subsequently filed amendments and reports filed for the purpose of updating the description;

•	the description of our Series G preferred stock contained under the heading “Description of Our Series G Preferred Stock” in our prospectus supplement dated November 16, 2004 and under the heading “Description of Preferred Stock” in the our prospectus dated September 19, 1997, each relating to our registration statement on Form S-3 (Registration No. 333-35433), which description is incorporated by reference in our registration statement on Form 8-A filed with the SEC on November 22, 2004, and including any subsequently filed amendments and reports filed for the purpose of updating the description; and

•	the description of our Series H preferred stock contained under the heading “Description of Our Series H Preferred Stock” in our prospectus supplement dated June 8, 2005 and under the heading “Description of Preferred Stock” in our prospectus dated September 19, 1997, each relating to our registration statement on Form S-3 (Registration No. 333-35433), which description is incorporated by reference in our registration statement on Form 8-A filed with the SEC on June 10, 2005, and including any subsequently filed amendments and reports filed for the purpose of updating the description.

Copies of all documents which are incorporated by reference in this prospectus and the applicable prospectus supplement (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference) will be provided without charge to each person, including any beneficial owner of the securities offered by this prospectus, to whom this prospectus or the applicable prospectus supplement is delivered, upon written or oral request. Requests should be directed to Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, Bloomfield Hills, MI 48304-2324, Attention: Investor Relations, and our telephone number is (248) 258-6800.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference various “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” You can identify these forward-looking statements by our use of the words “believe,” “anticipate,” “plan,” “expect,” “may,” “might,” “should,” “will,” “intend,” “estimate” and similar expressions, whether in the negative or affirmative. These forward-looking statements represent our expectations or beliefs concerning future events, including the following: statements regarding future developments and joint ventures, rents, returns, and earnings; statements regarding the continuation of trends; and any statements regarding the sufficiency of our cash balances and cash generated from operating, investing, and financing activities for our future liquidity and capital resource needs. We caution that although forward-looking statements reflect our good faith beliefs and reasonable judgment based upon current information, these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, because of risks, uncertainties, and factors including, but not limited to, the final terms of the offering of the applicable securities and the final size of such offering, the continuing impacts of the U.S. recession and global credit environment, other changes in general economic and real estate conditions, changes in the interest rate environment and the availability of financing, and adverse changes in the retail industry. Further, we have included important factors in the cautionary statements contained or incorporated by reference in this prospectus, particularly under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 and other periodic reports that we believe could cause our actual results to differ materially from the forward-looking statements that we make. Except as required by law, we do not undertake any obligation to update our forward-looking statements or the risk factors contained in this prospectus to reflect new information or future events or otherwise.

ABOUT US

We are a Michigan corporation that operates as a self-administered and self-managed real estate investment trust, or “REIT.” Our business is actually conducted by an affiliated entity rather than Taubman Centers itself. The Taubman Realty Group Limited Partnership, or the “Operating Partnership” or “TRG,” is a majority-owned partnership subsidiary of Taubman Centers that owns direct or indirect interests in all of the our real estate properties. Taubman Centers’ ownership in the Operating Partnership at June 13, 2011 consisted of a 69% managing general partnership interest, as well as Series G and H preferred equity interests.

We engage in the ownership, management, leasing, acquisition, disposition, development, and expansion of regional and super-regional retail shopping centers and interests therein. Our owned portfolio as of June 13, 2011 included 23 urban and suburban shopping centers in ten states. Taubman Properties Asia LLC and its subsidiaries, which is the platform for our expansion into the Asia-Pacific region, is headquartered in Hong Kong.

Taubman Centers is incorporated in Michigan and our executive offices are located at 200 East Long Lake Road, Suite 300, Bloomfield Hills, MI 48304-2324, and our telephone number is (248) 258-6800.

If you want to find more information about us, please see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference” in this prospectus.

RISK FACTORS

Before investing in our securities, you should carefully consider the risks and uncertainties described in our reports we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are incorporated by reference herein, particularly under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, as well as such information set forth in this prospectus and any applicable prospectus supplement and any other information incorporated by reference.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of the securities for general corporate purposes, unless otherwise specified in the prospectus supplement relating to any specific offering. Our general corporate purposes may include repaying debt, financing capital commitments and financing future acquisitions. If we decide to use the net proceeds from an offering in some other way, we will describe such use of the net proceeds in the prospectus supplement for that offering.

DESCRIPTION OF SECURITIES BEING OFFERED

Authorized Stock

The Restated Articles of Incorporation of Taubman Centers as in effect on the date of this prospectus, or the “Articles,” authorize the issuance of up to 500 million shares of our capital stock, including 250 million shares of common stock and 250 million shares of preferred stock. As of June 13, 2011, the outstanding shares of our capital stock were as follows:

•	55,877,030 shares of common stock;

•	25,140,436 shares of Series B Non-Participating Convertible Preferred Stock, or the “Series B Preferred Stock”;

•	no shares of 8.2% Series F Cumulative Redeemable Preferred Stock, or the “Series F Preferred Stock”;

•	4,000,000 shares of 8% Series G Cumulative Redeemable Preferred Stock, or the “Series G Preferred Stock”; and

•	3,480,000 shares of 7.625% Series H Cumulative Redeemable Preferred Stock, or the “Series H Preferred Stock.”

All of the 300,000 authorized shares of our 8.2% Series F Preferred Stock have been reserved for issuance to holders of Series F preferred equity in TRG upon exercise of their conversion rights. In addition, as of June 13, 2011, 9,564,846 shares of our common stock were subject to issuance in exchange for outstanding TRG units (including options that were currently exercisable) pursuant to the Continuing Offer (as described in our Annual Report on Form 10-K for the year ended December 31, 2010).

The authorized shares of our common stock and preferred stock in excess of those presently outstanding or specifically reserved are available for issuance at such times and for such purposes as our board of directors may deem advisable without further action by our shareholders, except as may be required by applicable laws or regulations, including stock exchange rules. These purposes may include stock dividends, stock splits, retirement of indebtedness, employee benefit programs, corporate business combinations, acquisitions of property or other corporate purposes. The excess authorized shares are available for issuance subject to our Articles and as may be necessary to preserve our qualification as a REIT under applicable tax laws. Because the holders of our common stock do not have preemptive rights, the issuance of common stock, other than on a pro rata basis to all current shareholders, would reduce the current shareholders’ proportionate interests. In any such event, however, shareholders wishing to maintain their interests may be able to do so through normal market purchases. Any future issuance of our common stock will be subject to the rights of holders of outstanding shares of our existing series of preferred stock and of any shares of preferred stock we may issue in the future. See also “— Preferred Stock.”

Common Stock

Subject to any preferential rights granted to any existing or future series of preferred stock, all shares of common stock have equal right to dividends payable to common shareholders as declared by our board of directors and in net assets available for distribution to common shareholders on our liquidation, dissolution, or winding up. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of the shareholders. Holders of our common stock do not have cumulative voting rights in the election of directors. All issued and outstanding shares of our common stock are, and the common stock offered under this prospectus will be upon issuance, validly issued, fully paid and nonassessable. Holders of our common stock do not have preference, conversion, exchange or preemptive rights.

In addition to the holders of the common stock, the holders of our Series B Preferred Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. The holders of Series B Preferred Stock (voting as a separate class) are entitled to nominate up to four individuals for election to our board of directors. The number of individuals the holders of Series B Preferred Stock may nominate in any given year is reduced by the number of directors nominated by such holders in prior years whose terms are not expiring.

Currently, a majority of the outstanding shares of common stock and Series B Preferred Stock, or the “Voting Stock,” is required for a quorum. Any action regarding shareholder approval (other than the election of directors) will be approved, upon the affirmative vote of holders of two-thirds of the outstanding shares of Voting Stock. Directors are elected by a plurality of the votes cast.

Our common stock is listed on the NYSE under the ticker symbol “TCO”. The registrar and transfer agent for our common stock is BNY Mellon Shareowner Services.

Preferred Stock

General.  We are authorized to issue up to 250,000,000 shares of preferred stock, of which 25,140,436 shares, 4,000,000 shares and 3,480,000 shares have been designated and issued as Series B Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, respectively as of June 13, 2011. In addition, we have 300,000 shares of Preferred Stock that have been designated as our Series F Preferred Stock, all of which are reserved for issuance as described above under “— Authorized Stock.” The Articles authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights (including voting and conversion rights), and other terms of such series. We believe that the ability of our board of directors to issue one or more series of preferred stock provides us with increased flexibility in meeting corporate needs.

Existing Series.  Our Series G Preferred Stock and Series H Preferred Stock do not entitle its holders to vote. Although we have authorized the issuance of shares of our 8.2% Series F Preferred Stock pursuant to the exercise of conversion rights granted to holders of Series F preferred equity in TRG, at this time no such shares of preferred stock are outstanding. When issued, such shares of Series F Preferred Stock will not entitle their respective holders to vote. See “— Common Stock” above for information regarding the voting rights of holders of the Series B Preferred Stock.

Our Series G Preferred Stock and Series H Preferred Stock are listed on the NYSE under the ticker symbols “TCO Pr G” and “TCO Pr H,” respectively.

Future Series.  We urge you to read carefully the Articles and the amendment to the Articles we will file in relation to an issue of any particular series of preferred stock before you buy any preferred stock. This section describes the general terms and provisions of the preferred stock we may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of the preferred stock then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.

Our board of directors may, without further action of the shareholders except as may be required by applicable laws or regulations including stock exchange rules, determine and set forth in an amendment to the Articles the following for each series of preferred stock:

•	the serial designation and the number of shares in that series;

•	the dividend rate or rates, whether dividends shall be cumulative and, if so, from what date, the payment date or dates for dividends, and any participating or other special rights with respect to dividends;

•	any voting powers of the shares;

•	whether the shares will be redeemable and, if so, the price or prices at which, and the terms and conditions on which the shares may be redeemed;

•	the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of us prior to any payment or distribution of our assets to any class or classes of our stock ranking junior to the preferred stock;

•	whether the shares will be entitled to the benefit of a sinking or retirement fund and, if so entitled, the amount of the fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the application of the fund;

•	whether the shares will be convertible into, or exchangeable for, shares of any other class or of any other series of the same or any other class of our stock or the stock of another issuer, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments to the conversion price or rates of exchange at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and

•	any other preferences, privileges and powers, and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions, as our board of directors may deem advisable and as shall not be inconsistent with the provisions of the Articles.

Depending on the rights prescribed for a series of preferred stock and although our board of directors has no present intention to do so, the board of directors could issue a series of preferred stock that (because of its terms) could impede a merger, tender offer, or other transaction that some of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-prevailing market prices for their shares. In addition, preferred stock could be issued in order to dilute the percentage voting stock of a significant shareholder or be issued to a holder expected to vote in accordance with the recommendations of our management with respect to any shareholder proposal.

The preferred stock, when issued, will be fully paid and non-assessable. Unless the applicable prospectus supplement provides otherwise, the preferred stock will have no preemptive rights to subscribe for any additional securities which may be issued by us in the future. The transfer agent and registrar for the preferred stock will be specified in the applicable prospectus supplement.

In addition to the voting rights set forth in our Articles, holders of our shares of preferred stock have certain voting rights pursuant to the Michigan Business Corporation Act, or the “MBCA.” Pursuant to the MBCA, the holders of the outstanding shares of a class of our capital stock have the right to vote as a class upon a proposed amendment to our Articles if the amendment would increase or decrease the aggregate number of authorized shares of such class, or alter or change the powers, preferences or special rights of the shares of such class or other classes so as to affect such class adversely. If a proposed amendment to our Articles would alter or change the powers, preferences or special rights of a class of our capital stock so as to adversely affect one or more series of such class, but not the entire class, then only the shares of the one or more series affected by the amendment shall as a group be considered a single class for purposes of such voting rights. Additionally, if a plan of merger is adopted by our board of directors and such plan of merger contains a provision that, if contained in a proposed amendment to our Articles would entitle a class or series of our shares of capital stock to vote as a class on such amendment, such class or series is entitled to vote as a class with respect to such plan of merger. If our board of directors adopts a share exchange, any class or series of our shares of capital stock which is included in such exchange is entitled to vote as a class with respect to such share exchange. Except with respect to additional class voting rights set forth in our Articles, under the MBCA a class or series of our capital stock is not entitled to vote as a class in the case of a merger or share exchange if our board of directors determines on a reasonable basis that the class or series is to receive consideration under the plan of merger or share exchange that has a fair value that is not less than the fair value of the shares of the class or series on the date of adoption of the plan.

Warrants

General.  This section describes the general terms and provisions of the warrants that we may offer pursuant to this prospectus. The applicable prospectus supplement will describe the specific terms of the warrants then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.

We may issue warrants for the purchase of common stock or preferred stock. Warrants may be issued alone or together with common stock or preferred stock offered by any prospectus supplement and may be attached to or separate from those securities. Each series of warrants will be issued under warrant agreements between us and a bank or trust company, as warrant agent, which will be described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not act as an agent or trustee for any holders or beneficial holders of warrants.

This section summarizes the general terms and provisions of the forms of warrant agreements and warrant certificates. Because this is only a summary, it does not contain all of the details found in the full text of the warrant agreements and the warrant certificates. We urge you to read the applicable form of warrant agreement and the form of warrant certificate that we will file in relation to an issue of any warrants.

If warrants for the purchase of common stock or preferred stock are offered, the applicable prospectus supplement will describe the terms of those warrants, including the following if applicable:

•	the offering price;

•	the total number of shares that can be purchased upon exercise and, in the case of warrants for preferred stock, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise;

•	the designation and terms of the series of preferred stock with which the warrants are being offered and the number of warrants being offered with each share of common stock or preferred stock;

•	the date on and after which the holder of the warrants can transfer them separately from the related common stock or series of preferred stock;

•	the number of shares of common stock or preferred stock that can be purchased upon exercise and the price at which the common stock or preferred stock may be purchased upon exercise;

•	the date on which the right to exercise the warrants begins and the date on which that right expires;

•	United States federal income tax consequences; and

•	any other terms of the warrants.

Unless the applicable prospectus supplement provides otherwise, warrants will be in book-entry form only. Until any warrants to purchase preferred stock or common stock are exercised, holders of the warrants will not have any rights of holders of the underlying preferred stock or common stock, including any right to receive dividends or to exercise any voting rights.

If warrants are issued in certificated form, a holder of warrant certificates may:

•	exchange them for new certificates of different denominations;

•	present them for registration of transfer; and

•	exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

Exercise of Warrants.  Each holder of a warrant is entitled to purchase the number of shares of common stock or preferred stock at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates, or a later date if we extend the time for exercise, unexercised warrants will become void.

Unless the applicable prospectus supplement provides otherwise, a holder of warrants may exercise them by following the general procedure outlined below:

•	delivering to the warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

•	properly completing and signing the reverse side of the warrant certificate representing the warrants; and

•	delivering the warrant certificate representing the warrants to the warrant agent within five business days of the warrant agent receiving payment of the exercise price.

If you comply with the procedures described above, your warrants will be considered to have been exercised when the warrant agent receives payment of the exercise price. After you have completed those procedures, we will, as soon as practicable, issue and deliver to you preferred stock or common stock that you purchased upon exercise. If you exercise fewer than all of the warrants represented by a warrant certificate, a new warrant certificate will be issued to you for the unexercised amount of warrants. Holders of warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the warrants.

Amendments and Supplements to Warrant Agreements.  Unless the applicable prospectus supplement provides otherwise, the following describes generally the provisions relating to amending and supplementing the warrant agreements.

We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants if the changes are not inconsistent with the provisions of the warrants and do not materially adversely affect the interests of the holders of the warrants. We and the warrant agent may also modify or amend a warrant agreement and the terms of the warrants if a majority of the then outstanding unexercised warrants affected by the modification or amendment consent. However, no modification or amendment that accelerates the expiration date, increases the exercise price, reduces the majority consent requirement for any modification or amendment or otherwise materially adversely affects the rights of the holders of the warrants may be made without the consent of each holder affected by the modification or amendment.

Warrant Adjustments.  The warrant certificate and the applicable prospectus supplement will describe the events requiring adjustment to the warrant exercise price or the number or principal amount of securities issuable upon exercise of the warrant.

Depositary Shares

General.  We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by the depositary shares will be deposited under a separate deposit agreement to be entered into between us, the depositary named therein and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each depositary receipt owner will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred stock represented thereby.

Depositary receipts issued pursuant to the applicable deposit agreement will evidence the depositary shares. Immediately following our issuance and delivery of the preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Distributions.  The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto. If the depositary determines that it is not feasible to make such distribution, the depositary may, with our approval, sell the property and distribute the net proceeds from such sale to the holders.

Withdrawal of Stock.  Upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, the holders thereof will be entitled to delivery, to or upon such holders’ order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such shares of preferred stock will not be entitled to receive depositary shares for the preferred stock. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder a new depositary receipt evidencing the excess number of depositary shares.

Redemption of Depositary Shares.  Provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the redemption date, whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected as nearly as may be practicable without creating fractional depositary shares, pro rata, or by any other equitable method we determine.

From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any monies payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled to receive upon such redemption upon surrender to the depositary of the depositary receipts representing the depositary shares.

Voting of the Preferred Stock.  Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares that represent such preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder’s depositary shares. The depositary will vote the amount of preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares, it will abstain from voting the amount of preferred stock represented by such depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from the depositary’s negligence or willful misconduct.

Liquidation Preference.  Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Stock.  Except with respect to certain conversions in connection with the preservation of our REIT status, the depositary shares are not convertible into our common stock or any other of our securities or property. Nevertheless, if the applicable prospectus supplement so specifies, the holders of the depositary receipts may surrender their depositary receipts to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares evidenced by such depositary receipts into whole shares of common stock, other shares of our preferred stock or other shares of our capital stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion of the depositary shares utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement.  By agreement, we and the depositary at any time can amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to holders of the related preferred stock will be effective only if the existing holders of at least two-thirds of the depositary shares have approved the amendment. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time an amendment becomes effective shall be deemed, by continuing to hold the depositary receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby.

Upon 30 days prior written notice to the depositary, we may terminate the deposit agreement if (a) such termination is necessary to preserve our status as a REIT or (b) a majority of each series of preferred stock affected by such termination consents to such termination. Upon the termination of the deposit agreement, the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts together with any other property held by the depositary with respect to the depositary receipt. If the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

The deposit agreement will automatically terminate if (a) all outstanding depositary shares shall have been redeemed, (b) there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or (c) each share of the related preferred stock shall have been converted into our capital stock not so represented by depositary shares.

Charges of Depositary.  We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay certain other transfer and other taxes and governmental charges. The holders will also pay the fees and expenses of the depositary for any duties, outside of those expressly provided for in the deposit agreement, the holders request to be performed.

Resignation and Removal of Depositary.  The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary, any such resignation or removal will take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of $50,000,000 or more.

Miscellaneous.  The depositary will forward to holders of depositary receipts any reports and communications from us which are received by the depositary with respect to the related preferred stock.

We and the depositary will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to performing the duties thereunder in good faith and without negligence, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct. If satisfactory indemnity is furnished, we and the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depositary receipts for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

Rights

We may from time to time, issue rights to our shareholders for the purchase of common stock, preferred stock or other securities. Each series of rights will be issued under a separate rights agreement to be entered into between us, from time to time, and a bank or trust company, as rights agent, all as set forth in the applicable prospectus supplement relating to the particular issue of rights. The rights agent will act solely as an agent of ours in connection with the certificates relating to the rights and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights. The rights agreement and the rights certificates relating to each series of rights will be filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of rights.

The applicable prospectus supplement will describe the terms of the rights to be issued, including the following where applicable:

•	the date for determining the shareholders entitled to the rights distribution;

•	the aggregate number of shares of common stock or other securities purchasable upon exercise of the rights and the exercise price and any adjustments to such exercise price;

•	the aggregate number of rights being issued;

•	the date, if any, on and after which the rights may be transferable separately;

•	the date on which the right to exercise the rights shall commence and the date on which the right shall expire;

•	any special United States federal income tax consequences; and

•	any other terms of the rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of the rights.

Units

We may issue securities in units, each consisting of two or more types of securities. For example, we might issue units consisting of a combination of common stock and warrants to purchase common stock. If we issue units, the prospectus supplement relating to the units will describe the terms of each of the securities that is a component of the units. In addition, the prospectus supplement relating to the units will describe the terms of any units we issue, including as applicable:

•	whether, and under what circumstances, the securities comprising such units may be held or transferred separately;

•	whether we will apply to have the units traded on a securities exchange or securities quotation system;

•	any material United States federal income tax consequences; and

•	how, for United States federal income tax purposes, the purchase price paid for the units is to be allocated among the component securities.

The applicable prospectus supplement will also describe any unit agreement that may be entered into in connection with the offering and sale of the units and, if applicable, collateral or depositary arrangements relating to such units.

IMPORTANT PROVISIONS OF OUR GOVERNING DOCUMENTS AND MICHIGAN LAW

Limited Partnership Agreement

The limited partnership agreement of the Operating Partnership contains a consent requirement that limits the possibility that we will be acquired or undergo a change in control, even if some of our shareholders believe that a change would be in our and their best interests. Specifically, the partnership agreement provides that for so long as Mr. A. Alfred Taubman, his affiliates or any member of Mr. Taubman’s immediate family own, individually or collectively, five percent or more of the percentage interests in the Operating Partnership, then without the prior written consent of a majority in interest of the percentage interests held by the partners other than us, the Operating Partnership may not:

•	sell, exchange, or otherwise dispose (including the encumbering) of all or substantially all of the property described on Schedule E to the limited partnership agreement;

•	merge (including by way of a triangular merger), consolidate, or otherwise combine with another person or entity;

•	issue additional partnership interests to any person or entity (including a partner in the Operating Partnership other than us) such that such person or entity together with any of such person’s or entity’s affiliates would own a percentage interest in the Operating Partnership in excess of five percent;

•	place the Operating Partnership into bankruptcy;

•	recapitalize the Operating Partnership; or

•	dissolve the Operating Partnership.

Michigan Law and Certain Articles and Bylaw Provisions

Various provisions of the MBCA, our Articles and the Restated Bylaws of Taubman Centers as in effect on the date of this prospectus, or the “Bylaws,” could have the effect of discouraging, delaying or preventing a third party from accumulating a large block of our stock, engaging in a tender offer and making offers to acquire us, and of inhibiting a change in control, all of which could adversely affect our shareholders’ ability to receive a premium for their shares in connection with such a transaction. Such provisions noted below are intended to encourage persons seeking to acquire control of us to negotiate first with our board of directors and to discourage certain types of coercive takeover practices and inadequate takeover bids. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms. The following paragraphs summarize applicable provisions of the MBCA, our Articles and our Bylaws; for a complete description, we refer you to the MBCA, as well as our Articles and our Bylaws which we have incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Ownership Limit

In addition to customary anti-takeover provisions, as detailed below, our Articles contain REIT-specific restrictions on the ownership and transfer of our capital stock which also serve similar anti-takeover purposes. See “Restrictions on Transfer and Ownership” below.

Supermajority Voting; Amendment of Articles of Incorporation and Bylaws

Our Articles generally require any action requiring shareholder approval, including the amendment of the Articles and Bylaws, to be approved upon the affirmative vote of holders of two-thirds of the outstanding shares of capital stock entitled to vote on such matter. Directors are elected by a plurality vote.

A majority of our board of directors may amend our Bylaws at any time, except as limited by statute and except for a bylaw that is adopted by the shareholders and that, by its terms, provides that it can be amended only by the shareholders. A majority of our board of directors may also issue series of preferred stock without shareholder approval; see “— Blank Check Preferred Stock” below.

Based on information contained in filings made with the SEC, as of April 4, 2011, A. Alfred Taubman and the members of his family have the power to vote approximately 31% of the outstanding shares of our common stock and our Series B Preferred Stock, considered together as a single class, and approximately 96% of our outstanding Series B Preferred Stock. These persons disclaim “group” status under section 13(d) of the Exchange Act. Our shares of common stock and our Series B Preferred Stock vote together as a single class on all matters generally submitted to a vote of our shareholders, and the holders of the Series B Preferred Stock have certain rights to nominate up to four individuals for election to our board of directors and other class voting rights. Mr. Taubman’s sons, Robert S. Taubman and William S. Taubman, serve as our Chairman of the Board, President and Chief Executive Officer, and our Chief Operating Officer, respectively. These individuals occupy the same positions with the manager of Taubman Centers. As a result, Mr. A. Alfred Taubman and the members of his family may exercise significant influence with respect to the election of our board of directors, the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including any merger, consolidation or sale of all or substantially all of our assets. In addition, because our Articles impose a limitation on the ownership of our outstanding capital stock by any person and such ownership limitation may not be changed without the affirmative vote of holders owning not less than two-thirds of the outstanding shares of capital stock entitled to vote on such matter, Mr. A. Alfred Taubman and the members of his family, as a practical matter, have the power to prevent a change in control of us.

Advance Notice Requirements

Our Bylaws set forth advance notice procedures with regard to the nomination of candidates for election as directors or the proposal of other business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely, reflect a proper matter for shareholder action and comply with various disclosure obligations. The advance notice requirements may have the effect of precluding the consideration of certain business at a meeting if the notice procedures are not properly followed.

Number of Directors; Classified Board Of Directors

Our Articles provide that the number of our directors will be fixed by our Bylaws. Our Bylaws currently provide for our board of directors to establish from time to time the size of our board of directors, however, the size cannot be reduced except upon the expiration of the term of one or more directors or the death, resignation or removal of a director. Currently our board of directors is comprised of nine directors serving three-year staggered terms.

Since our initial public offering in 1992, our Bylaws have provided that the board of directors be divided into three classes, with each class constituting approximately one-third of the total number of directors, and directors elected to three-year staggered terms. Subject to the right of holders of any series of preferred stock to elect directors, shareholders elect one class constituting approximately one-third of the board of directors for a three-year term at each annual meeting of shareholders. Staggering the terms of directors makes it more difficult for a potential acquirer to seize control of a target company through a proxy contest, even if the acquirer controls a majority of our stock, because only one-third of the directors stand for election in any one year.

Removal of Directors

Shareholders may remove directors, with or without cause, upon the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote. This provision may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of the board of directors by filling the vacancies created by removal with its own nominees.

Blank Check Preferred Stock

As noted above, our board of directors has the authority under our Articles to issue preferred stock with rights superior to the rights of the holders of common stock without shareholder approval. Our preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

The effects of the issuance of the preferred stock on the holders of our common stock could include:

•	reduction of the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock;

•	restrictions on dividends on our common stock if dividends on the series of preferred stock are in arrears;

•	dilution of the voting power of our common stock if the series of preferred stock has voting rights, including a possible “veto” power;

•	dilution of the equity interest of holders of our common stock if the series of preferred stock is convertible, and is converted, into our common stock; and

•	restrictions on the rights of holders of our common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.

Business Combination Act

Chapter 7A of the MBCA may affect an attempt to acquire control of us. In general, under Chapter 7A, “business combinations” (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an “interested shareholder” (defined as the direct or indirect beneficial owner of at least 10 percent of the voting power of a covered corporation’s outstanding shares) can only be consummated if there is an advisory statement by the board of directors and the combination is approved by at least 90 percent of the votes of each class of the corporation’s shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an “interested shareholder” and unless certain price and other conditions are satisfied. The board of directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

RESTRICTIONS ON TRANSFER AND OWNERSHIP

Our board of directors believes it is essential for us to continue to qualify as a REIT. Our Articles contain restrictions on the ownership and transfer of our capital stock, which are intended to assist us in complying with the REIT ownership requirements. Specifically, for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the “Code,” not more than 50% in value of our outstanding stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

Under the Articles, in general, no shareholder may own more than 8.23% (the “General Ownership Limit”) in value of the our “Capital Stock” (which term refers to the common stock, preferred stock and Excess Stock, as defined below). The Articles specifically permit two pension trusts to each own 9.9% in value of our Capital Stock and a third pension trust to own 13.74% in value of our Capital Stock (collectively, the “Existing Holder Limit”). In addition, the board of directors has the authority to allow a “look through entity” to own up to 9.9% in value of the Capital Stock (the “Look Through Entity Limit”), provided that after application of certain constructive ownership rules under the Code and rules defining beneficial ownership under the MBCA, no person would constructively or beneficially own more than the General Ownership Limit. A look through entity is an entity (other than a qualified trust under Section 401(a) of the Code, certain other tax-exempt entities described in the Articles, or an entity that owns 10% or more of the equity of any tenant from which Taubman Centers or TRG receives or accrues rent from real property) whose beneficial owners, rather than the entity, would be treated as owning the capital stock owned by such entity. Changes in the ownership limits cannot be made by our board of directors and would require an amendment to our Articles. Amendments to the Articles require the affirmative vote of holders owning not less than two-thirds of the outstanding shares of capital stock entitled to vote on such matter.

The Articles provide that if the transfer of any shares of Capital Stock or a change in our capital structure would cause any person (the “Purported Transferee”) to own Capital Stock in excess of the General Ownership Limit, the Look Through Entity Limit, or the applicable Existing Holder Limit, then the transfer is to be treated as invalid from the outset, and the shares in excess of the applicable ownership limit automatically acquire the status of “Excess Stock.” A Purported Transferee of Excess Stock acquires no rights to shares of Excess Stock. Rather, all rights associated with the ownership of those shares (with the exception of the right to be reimbursed for the original purchase price of those shares) immediately vest in one or more charitable organizations designated from time to time by the board of directors (each, a “Designated Charity”). An agent designated from time to time by the board of directors (each, a “Designated Agent”) will act as attorney-in-fact for the Designated Charity to vote the shares of Excess Stock, take delivery of the certificates evidencing the shares that have become Excess Stock, and receive any distributions paid to the Purported Transferee with respect to those shares. The Designated Agent will sell the Excess Stock, and any increase in value of the Excess Stock between the date it became Excess Stock and the date of sale will inure to the benefit of the Designated Charity. A Purported Transferee must notify us of any transfer resulting in shares converting into Excess Stock, as well as such other information regarding such person’s ownership of the capital stock as we request.

Under the Articles, only the Designated Agent has the right to vote shares of Excess Stock; however, the Articles also provide that votes cast with respect to certain irreversible corporate actions (e.g., a merger or sale of us) will not be invalidated if erroneously voted by the Purported Transferee. The Articles also provide that a director is deemed to be a director for all purposes, notwithstanding a Purported Transferee’s unauthorized exercise of voting rights with respect to shares of Excess Stock in connection with such director’s election.

The General Ownership Limit will not be automatically removed even if the REIT provisions are changed so as to no longer contain any ownership concentration limitation or if the concentration limitation is increased. Therefore, in addition to preserving our status as a REIT, the General Ownership Limit limits any person from acquiring control of us.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material federal income tax consequences and considerations relating to the acquisition, ownership and disposition of our securities. For purposes of this discussion under the heading “Material U.S. Federal Income Tax Consequences,” the terms “the Company,” “our Company,” “we,” “our” and “us” refer solely to Taubman Centers, Inc., except where the context indicates otherwise.

As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•	special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Internal Revenue Code (the “Code”);

•	certain U.S. expatriates, including certain individuals who have lost U.S. citizenship and “long-term residents” (within the meaning of Section 877(e)(2) of the Code) who have ceased to be lawful permanent residents of the United States, are subject to special rules;

•	if a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, holds securities (including stock) issued by us, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary deals only with our shareholders who hold their shares as “capital assets,” within the meaning of Section 1221 of the Code; and

•	this discussion is not intended to be and should not be construed as tax advice.

YOU ARE URGED BOTH TO REVIEW THE FOLLOWING DISCUSSION AND TO CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE EFFECT OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES ON YOUR INDIVIDUAL TAX SITUATION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES. This discussion is based on current provisions of the Code, existing, temporary and proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (“IRS”), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and judicial decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. It is also possible that the IRS could challenge the statements in this discussion and that a court could agree with the IRS.

Taxation of Taubman Centers, Inc.

General

We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe we have been organized and have operated in a manner that allows us to qualify for taxation as a REIT under the Code. We intend to continue to operate in this manner. Nonetheless, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis (through actual operating results, distribution levels, diversity of stock ownership, composition of assets and sources of income) the various qualification tests imposed under the Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.

We have received an opinion from Honigman Miller Schwartz and Cohn LLP, our tax counsel, to the effect that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, effective for each of our taxable years that ended on December 31, 2005 through December 31, 2010, and our past, current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for our taxable year ending December 31, 2011 and thereafter. A copy of this opinion is filed as an exhibit to the registration statement of which this prospectus is a part. It must be emphasized that the opinion of Honigman Miller Schwartz and Cohn LLP is based on various assumptions relating to our organization and operation that we believe are correct, and is conditioned upon representations and covenants made by our management regarding our assets and the past, present, and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Honigman Miller Schwartz and Cohn LLP or by us that we will so qualify for any particular year. The opinion was expressed as of the date issued and will not cover subsequent periods. Honigman Miller Schwartz and Cohn LLP will have no obligation to advise us or the holders of our securities of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge, or a court will not rule contrary to, the conclusions set forth in such opinions.

Our qualification and taxation as a REIT depend on our ability to meet on a continuing basis, through actual operating results, distribution levels, diversity of stock ownership, composition of assets and sources of income, various qualification requirements imposed on REITs by the Code, our compliance with which has been monitored by us but has not been, and will not be, reviewed by Honigman Miller Schwartz and Cohn LLP. In addition, our ability to qualify as a REIT depends in part on the operating results, organizational structure and entity classification for federal income tax purposes of certain of our affiliated entities, which may not have been reviewed by Honigman Miller Schwartz and Cohn LLP. Accordingly, no assurance can be given that the actual results of our operations for any taxable year satisfy or will satisfy such requirements for qualification and taxation as a REIT.

The sections of the Code that relate to the qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once again at the shareholder level when distributed) that generally applies to the net income of a corporation. Shareholders generally will be subject to taxation on dividends (other than capital gain dividends and “qualified dividend income”) at rates applicable to ordinary income instead of lower capital gain rates. Regular corporations (non-REIT “C” corporations) generally are subject to federal corporate income taxation on their income, and shareholders of regular corporations are subject to tax on any dividends that are received. Currently, shareholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gain rates which are lower for individuals than ordinary income rates, and shareholders of regular corporations who are taxed at regular corporate rates will receive the benefit of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. Income earned by a REIT and distributed currently to its shareholders will be subject to lower aggregate rates of federal income taxation than if such income were earned by a regular corporation subject to tax at regular corporate rates and taxed again on distribution.

While we generally will not be subject to corporate income taxes on income we distribute currently to shareholders, we will be subject to federal income tax as follows:

•	First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be subject to the “alternative minimum tax” on our items of tax preference, and, in computing “alternative minimum taxable income” subject to such tax, deductions for net operating losses carried from any other year(s) would be limited.

•	Third, if we have (a) net income from the sale or other disposition of “foreclosure property” (defined generally as property we acquire through foreclosure or after a default on a loan secured by the property or a lease of the property) that is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income.

•	Fourth, we will be subject to a 100% tax on any net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property).

•	Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test discussed below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification as a result of specified cure provisions, we will be subject to a 100% tax on an amount equal to (1) the greater of (a) the amount by which we fail the 75% gross income test and (b) the amount by which we fail the 95% gross income test, multiplied, in each case, by (2) a fraction intended to reflect our profitability.

•	Sixth, if we should fail to satisfy the asset tests (other than a de minimis failure of the 5% and 10% asset tests) described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification as a result of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•	Seventh, if we fail to satisfy any requirement of the Code for qualifying as a REIT, other than a failure to satisfy the gross income tests or asset tests, and the failure is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	Eighth, if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods, then we will be subject to a 4% excise tax on the excess of such sum over the amounts actually distributed plus retained amounts on which income tax is paid at the corporate level.

•	Ninth, if we acquire any asset from a corporation that is or has been a “C” corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the “C” corporation, and we subsequently recognize gain on the disposition of the asset during the 10-year period beginning on the date that we acquired the asset, then we will be subject to tax, pursuant to guidelines issued by the IRS, at the highest regular corporate tax rate on this gain to the extent of the built-in gain (i.e., the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, each determined as of the date we acquired the asset).

•	Tenth, we will be subject to a 100% penalty tax on some payments we receive from (or on certain expenses deducted by) a taxable REIT subsidiary if arrangements among us, our tenants, and our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

•	Eleventh, we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet certain record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders.

•	Twelfth, certain of our subsidiaries are corporations, and their earnings are subject to corporate income tax.

Requirements for Qualification as a REIT — General

The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3) that would be taxable as a domestic “C” corporation but for Sections 856 through 860 of the Code;

(4) that is neither a financial institution nor an insurance company within the meaning of certain provisions of the Code;

(5) that is beneficially owned by 100 or more persons;

(6) not more than 50% in value of the outstanding stock of which during the last half of each taxable year is owned, actually or constructively, by five or fewer individuals, as defined in the Code to include the entities set forth in Section 542(a)(2) of the Code; and

(7) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and some other tax-exempt entities are treated as individuals, subject to a “look-through” exception in the case of pension funds.

We believe that we have satisfied each of these conditions. In addition, our articles of incorporation provide for restrictions regarding transfer of our shares of capital stock, and our Continuing Offer to certain partners of The Taubman Realty Group Limited Partnership (“TRG”) to exchange shares of our common stock for their units of partnership interest in TRG includes certain restrictions on who is entitled to exercise these rights. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we were to fail to satisfy these share ownership requirements, we would not meet the requirements for qualification as a REIT. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have and intend to continue to have a calendar taxable year.

In the case of a REIT that is a partner in a partnership or a member of a limited liability company that is classified as a partnership for federal income tax purposes, IRS regulations provide that the REIT will be deemed to own its proportionate share (based on its capital interest in the partnership or limited liability company) of the assets of the partnership or limited liability company (as the case may be), and the REIT will be entitled to the income of the partnership or limited liability company (as the case may be) attributable to such share. The character of the assets and gross income of the partnership or limited liability company (as the case may be) retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests described below. Accordingly, our proportionate share of the assets, liabilities and items of income of TRG, including TRG’s proportionate share of the assets, liabilities, and items of income of The Taubman Company LLC (the “Manager”) and the shopping center joint ventures (provided that the joint ventures are not taxable as corporations for federal income tax purposes) is treated as our assets, liabilities and items of income for purposes of applying the requirements described herein (including the income and asset tests described below). Commencing with our taxable year beginning January 1, 2005, one exception to the rule described above is that for purposes of determining whether a REIT owns more than 10% of the total value of the securities of any issuer, a REIT’s proportionate share of the securities held by a partnership is not based solely on the REIT’s capital interest in the partnership but may also include the REIT’s interest (as a creditor) in certain debt securities of the partnership held by the REIT (excluding certain debt securities that are not otherwise taken into account in applying the 10% of total value test described below). See “— Asset Tests,” below.

Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions) from investments relating to real property or mortgages on real property (including “rents from real property” and mortgage interest) or from certain types of temporary investments. Second, each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions) from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of the amount depends in whole or in part on the income or profits of any person. Nevertheless, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

From time to time, we enter into transactions, such as interest rate swaps, that hedge our risk with respect to one or more of our assets or liabilities. Any income we derive from “hedging transactions” entered into prior to July 31, 2008, will be nonqualifying income for purposes of the 75% gross income test. Income from “hedging transactions” that are clearly identified in the manner specified by the Code will not constitute gross income, and will not be counted, for purposes of the 75% gross income test if entered into by us on or after July 31, 2008, and will not constitute gross income, and will not be counted, for purposes of the 95% gross income test if entered into by us on or after January 1, 2005. The term “hedging transaction,” as used above, generally means any transaction into which we enter in the normal course of our business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made by us in order to acquire or carry real estate assets. We have structured our hedging activities, and intend to structure our hedging activities, in a manner that does not jeopardize our status as a REIT.

Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	Second, amounts received from a tenant generally will not qualify as rents from real property in satisfying the gross income tests if the REIT directly, indirectly, or constructively owns (1) in the case of a tenant that is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of a tenant that is not a corporation, an interest of 10% or more in the assets or net profits of such tenant (a “related-party tenant”). Rents that we receive from a related-party tenant that is also a taxable REIT subsidiary of ours, however, will not be excluded from the definition of “rents from real property” if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by our taxable REIT subsidiaries are substantially comparable to rents paid by our other tenants is determined at the time the lease with the taxable REIT subsidiary is entered into, extended, or modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled” taxable REIT subsidiary is modified and the modification results in an increase in the rents payable by the taxable REIT subsidiary, any such increase will not qualify as rents from real property. For purposes of this rule, a “controlled” taxable REIT subsidiary is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value;

•	Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as “rents from real property;” and

•	Fourth, for rents to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through either an independent contractor from whom the REIT derives no revenue or a taxable REIT subsidiary. The REIT may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only or are not considered primarily “for the convenience of the occupant” of the property.

Substantially all of our income is derived from our partnership interest in TRG. Currently, TRG’s real estate investments give rise to income that enables us to satisfy all of the income tests described above. TRG’s income is largely derived from its interests in the shopping centers. This income generally qualifies as “rents from real property” for purposes of the 75% and the 95% gross income tests. TRG also derives income from its membership interest in the Manager and, to the extent dividends are paid by our taxable REIT subsidiaries, from TRG’s interest in them.

We believe that neither TRG nor any of the entities that own our shopping centers generally charge rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above). We believe that neither TRG nor any of the entities that own our shopping centers derives rent from a lease attributable to personal property leased in connection with real property that exceeds 15% of the total rents under that lease. In addition, although TRG or the entities that own our shopping centers may advance money from time to time to tenants for the purpose of financing tenant improvements, they do not intend to charge interest that will depend in whole or in part on the income or profits of any person.

We do not believe that we derive rent from property rented to a related-party tenant; however, the determination of whether we own 10% or more of any tenant is made after the application of complex attribution rules under which we will be treated as owning interests in tenants that are owned by shareholders who own more than 10% of the value of our stock. In determining whether any shareholder will own more than 10% of the value of our stock, each individual or entity will be treated as owning common stock and preferred stock held by certain related individuals and entities. Accordingly, we cannot be absolutely certain whether all related-party tenants have been or will be identified. Although rent derived from a related-party tenant will not qualify as rents from real property and, therefore, will not be qualifying income under the 75% or 95% gross income tests, we believe that the aggregate amount of any such rental income (and any other non-qualifying income) in any taxable year will not cause us to exceed the limits on non-qualifying income under such gross income tests.

Neither TRG nor any of the entities that own our shopping centers intends to lease any property to a taxable REIT subsidiary unless it determines that at least 90% of the space at the property to which the rents relate is leased to third parties and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space.

TRG has entered into an agreement with the Manager pursuant to which the Manager provides services that TRG requires in connection with the operation of TRG’s shopping centers. As a result of TRG’s ownership interests in the Manager and Taub-Co Management IV, Inc., one of our taxable REIT subsidiaries, the Manager does not qualify as an independent contractor from which we derive no income. We believe, however, that no amounts of rent should be excluded from the definition of rents from real property solely by reason of the failure to use an independent contractor since the Manager performs only services that are usual and customary or are not primarily for the convenience of the tenant and an independent contractor will perform any other services that are required to be performed by an independent contractor for rental income from a tenant of our shopping centers to qualify as “rents from real property.”

The Manager receives fees in exchange for the performance of certain management and administrative services, including fees to be received pursuant to agreements with us and TRG. A portion of those fees will accrue to us because TRG owns a membership interest in the Manager. Our indirect interest in the management fees generated by the Manager generally results in non-qualifying income under the 75% and 95% gross income tests (at least to the extent attributable to properties in which TRG has no interest or to a joint venture partner’s interest in a property). In any event, we believe that the aggregate amount of such fees and any other non-qualifying income attributable to our indirect interest in the Manager in any taxable year has not exceeded and will not exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under specific provisions of the Code. Commencing with our taxable year beginning January 1, 2005, we may avail ourselves of the relief provisions if: (1) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury Regulations to be issued; and (2) our failure to meet the test was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally incur exceeds the limits on non-qualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “Taxation of Taubman Centers, Inc. — General,” even if these relief provisions were to apply, and we were to retain our status as a REIT, a tax would be imposed with respect to the excess non-qualifying gross income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income

Any gain realized by us on the sale of any property (other than foreclosure property) held as inventory or primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by TRG) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. TRG owns interests in real property that is situated on the periphery of certain of its shopping centers. TRG intends to hold its properties for investment with a view to long-term appreciation and to engage in the business of acquiring, developing and owning properties. However, TRG does intend to make occasional sales of its properties as are consistent with its investment objectives, and the IRS may contend that one or more of these sales is subject to the 100% penalty tax. In the event TRG determines a sale of property will generate prohibited transaction income, TRG will generally transfer such property to a taxable REIT subsidiary, and gain from such sale will be subject to the corporate income tax, as discussed below under “The Taxable REIT Subsidiary.”

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as the result of the REIT’s having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or on a mortgage loan held by the REIT and secured by the property, (2) the loan or lease related to which was acquired by the REIT at a time when default was not imminent or anticipated, and (3) that such REIT makes a proper election to treat as foreclosure property. REITs are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% excise tax on gains from prohibited transactions described above, even if the property would otherwise constitute dealer property (i.e., property held primarily for sale to customers in the ordinary course of business) in the hands of the selling REIT.

Redetermined Rents, Redetermined Deductions, and Excess Interest

Any redetermined rents, redetermined deductions, or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a taxable REIT subsidiary to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been charged based on arm’s-length negotiations. Under “safe harbor” provisions of the Code, rents we receive from tenants of a property will not constitute redetermined rents (by reason of the performance of services by any taxable REIT subsidiary to such tenants) if:

•	So much of such amounts as constitutes impermissible tenant service income (i.e., income from services performed for tenants that are not usual and customary or are primarily for the convenience of the tenant) does not exceed 1% of all amounts received or accrued during the year with respect to the property;

•	The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•	Rents paid by tenants leasing at least 25% of the net leasable space in the property who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; or

•	The taxable REIT subsidiary’s gross income from the service is not less than 150% of the subsidiary’s direct cost in furnishing the service.

Asset Tests

At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets.

•	First, at least 75% of the value of our total assets (including our allocable share of the assets held by TRG and the subsidiaries of TRG that are treated as partnerships for federal income tax purposes) must consist of (i) real estate assets, including shares of other REITs, (ii) stock or debt instruments held for not more than one year and purchased with the proceeds of an offering by us of our stock or long-term (i.e., with a maturity of at least five years) debt, (iii) cash, (iv) cash items (including receivables), and (v) certain government securities.

•	Second, not more than 25% of the value of our total assets may consist of securities, other than those securities includable in the 75% asset test.

•	Third, not more than 25% of the value of our total assets may consist of securities of one or more taxable REIT subsidiaries.

•	Fourth, except with respect to securities of a taxable REIT subsidiary or securities includable in the 75% asset test, the value of any one issuer’s securities may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer’s outstanding voting securities nor more than 10% of the total value of any one issuer’s outstanding securities, unless with respect to the 10% of total value limitation, the securities are among a limited list of excepted securities, including but not limited to “straight debt.”

Securities issued by a corporation or partnership that would otherwise qualify as “straight debt” will not so qualify if we own (alone or with any taxable REIT subsidiary in which we own a greater than 50% interest, as measured by vote or value) other securities of such issuer that represent more than 1% of the total value of all securities of such issuer.

Debt instruments issued by a partnership that do not qualify as “straight debt” or for another safe harbor are (1) not taken into account as securities for purposes of the 10% value test to the extent of our interest as a partner in that partnership and (2) completely excluded from the 10% value test if at least 75% of the partnership’s gross income (excluding income from “prohibited transactions”) consists of income qualifying under the 75% gross income test. In addition, the 10% value test does not take into account as securities (1) any loan made to an individual or an estate, (2) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between us and certain persons related to us), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments on obligations issued by) a non-governmental entity and (5) any security issued by another REIT.

Commencing with our taxable year which began January 1, 2005, we are deemed to own, for purposes of the 10% of total value limitation, the securities held by a partnership based on our proportionate interest in any securities issued by the partnership (excluding “straight debt” and the securities described in the second sentence of the preceding paragraph). Thus, our proportionate share is not based solely on our capital interest in the partnership but may also include our interest in certain debt securities issued by the partnership.

We are deemed to own a proportionate share of all of the assets owned by TRG and by the non-corporate entities which own our shopping centers and in which TRG is (directly or through other non-corporate entities) a partner or member. We believe that more than 75% of the value of these assets qualify as “real estate assets.” An election has been made or will be made to treat each of TRG’s direct or indirect corporate subsidiaries as a taxable REIT subsidiary. Further, we believe that the value of our proportionate share of TRG’s interest in securities of taxable REIT subsidiaries does not exceed, and we expect that it will not exceed, the maximum permissible percentage of the value of our assets.

Through December 28, 2010, we held an indirect stock interest in T-I REIT, Inc., which had elected to be taxed as a REIT for federal income tax purposes. T-I REIT, Inc. was liquidated on December 28, 2010, and, after the redemption of its preferred shares in exchange for a cash payment, its assets and liabilities were distributed to its sole common shareholder, a limited liability company wholly owned by TRG. As a REIT, T-I REIT, Inc. was subject to the various REIT qualification requirements. We believe that T-I REIT, Inc. was organized and operated in a manner to qualify for taxation as a REIT for federal income tax purposes. If T-I REIT, Inc. had failed to qualify as a REIT, our interest in T-I REIT, Inc. would have ceased to be a qualifying real estate asset for purposes of the 75% asset test and would have become subject to the 5% asset test, the 10% voting stock limitation and the 10% value limitation generally applicable to our ownership of corporations (other than REITs, qualified REIT subsidiaries and taxable REIT subsidiaries). If T-I REIT, Inc. were to have failed to qualify as a REIT, we would not have met the 10% voting stock limitation and the 10% value limitation with respect to our interest in T-REIT, Inc., and we would have failed to have qualified as a REIT. Accordingly, unless entitled to relief under specific statutory provisions, we would have been disqualified from taxation as a REIT for the four taxable years following the year of termination of our REIT status.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. An acquisition of securities could result from our increasing our interest in TRG through the exercise by limited partners of their rights to exchange units of partnership interest in TRG for our shares pursuant to the Continuing Offer or through our contribution of additional capital to TRG from the proceeds of an offering of our shares of stock.

Commencing with our taxable year which began January 1, 2005, we will not lose our status as a REIT for failure to satisfy the 5% asset test or the 10% asset test if the failure is due to the ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter or $10 million, provided that we either dispose of the non-qualifying assets within six months after the last day of the quarter in which we identify the failure or otherwise meet the requirements of the 5% asset test or the 10% asset test by the end of such quarter (the “De Minimis Exception”). Commencing with our taxable year which began January 1, 2005, if we fail to meet any of the asset tests described above, and the failure exceeds the De Minimis Exception, we will still be deemed to satisfy the asset tests if, following our identification of the failure, we file a schedule with a description of each asset that caused the failure, the failure was due to reasonable cause and not willful neglect, we dispose of the non-qualifying assets within six months after the last day of the quarter in which we identified them, and we pay an excise tax equal to the greater of $50,000 or an amount determined by multiplying the highest rate of income tax applicable to corporations by the net income generated by the non-qualifying assets for the period beginning on the first day of the failure to meet the asset tests and ending on the day we dispose of the non-qualifying assets or the end of the first quarter in which there is no longer a failure to satisfy the asset tests. We believe we have maintained, and intend to continue to maintain, adequate records of the value of our assets to enable us to comply with the asset tests and to take such other actions within six months after the close of any quarter as may be required to cure any noncompliance. If we were to fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT. See “— Failure to Qualify,” below.

We believe that our holdings of securities and other assets have complied and will continue to comply with the foregoing REIT asset tests, and we intend to monitor compliance on an ongoing basis. No independent appraisals have been obtained, however, to support our conclusions as to the value of our total assets, or the value of any particular security or securities. Moreover, values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Accordingly, there can be no assurance that the IRS will not contend that we fail to meet the REIT asset requirements by reason of our interests in our subsidiaries or in the securities of other issuers or for some other reason.

The Taxable REIT Subsidiary

The Code provides that a REIT may own more than 10% of the voting power and value of securities in a taxable REIT subsidiary. A taxable REIT subsidiary is a corporation, other than a REIT, (a) in which the REIT directly or indirectly owns stock, and (b) as to which an election has been jointly made to treat the corporation as a taxable REIT subsidiary. In addition, any corporation (other than a REIT) is a taxable REIT subsidiary if a taxable REIT subsidiary of a REIT owns directly or indirectly (i) securities having more than 35% of the total voting power of the outstanding securities of the corporation, or (ii) securities with a value of more than 35% of the total value of the outstanding securities of the corporation. As discussed under “Asset Tests” above, not more than 25% of the fair market value of a REIT’s assets can consist of securities of taxable REIT subsidiaries, and stock of a taxable REIT subsidiary is not a qualified asset for purposes of the 75% asset test.

Although the activities and income of a taxable REIT subsidiary are subject to the corporate income tax, a taxable REIT subsidiary is permitted to engage in activities and render services the income from which, if earned directly by the REIT, might disqualify the REIT. Additionally, under certain limited conditions described above, a REIT may receive rental income from a taxable REIT subsidiary that will be treated as qualifying income for purposes of the income tests.

The amount of interest on related-party debt a taxable REIT subsidiary may deduct is limited. Further, a 100% excise tax applies to any interest payments by a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is set above a commercially reasonable level. A taxable REIT subsidiary is generally permitted to deduct interest payments to unrelated parties without any restrictions other than those that would apply irrespective of our REIT status.

Any amount by which a REIT overstates its income or understates its deductions, or understates the income or overstates the deductions of its taxable REIT subsidiary, by reason of transactions between them will (unless certain exceptions apply) be subject to a nondeductible 100% federal excise tax. Moreover, if an exception from the 100% excise tax applies, the IRS is permitted to reallocate costs between a REIT and its taxable REIT subsidiary if the REIT’s charges to its taxable REIT subsidiary are not at arm’s length. In that case, any taxable income allocated to, or deductible expenses allocated away from, a taxable REIT subsidiary would increase its tax liability, and the amount of such increase would be subject to an interest charge.

Annual Distribution Requirement

To maintain our qualification as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain), (ii) plus 90% of our net income (after tax), if any, from foreclosure property, (iii) minus the excess of the sum of particular items of our non-cash income (i.e., income attributable to leveled stepped rents, original issue discount on debt, or a like-kind exchange that is later determined to be taxable) over 5% of our “REIT taxable income” as described and computed above.

We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared during the last three months of the taxable year, payable to shareholders of record on a specified date during such period and paid during January of the following year. Such distributions in January are treated as paid by us and received by our shareholders on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions are taxable to holders of our capital stock (to the extent that such holders are not otherwise exempt from tax on our dividends by reason of being tax-exempt entities) in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. To be counted in meeting the 90% distribution requirement, the amount distributed must not be preferential; that is, every shareholder of the class of stock with respect to which a distribution is made must be treated the same as every other shareholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income” (computed without regard to the dividends paid deduction and with certain adjustments), we will be subject to tax on such income at corporate tax rates.

Our REIT taxable income consists substantially of our distributive share of the income of TRG. Our REIT taxable income has historically been less than the cash flow we have received from TRG as a result of the allowance of depreciation and other non-cash deductions in computing REIT taxable income. Accordingly, we have had, and anticipate that we will generally have, sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement.

It is possible that from time to time we may not have sufficient cash or other liquid assets to meet this distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, then in order to meet the distribution requirement, we may need to arrange for short-term, or possibly long-term, borrowings or we may need to pay dividends in the form of taxable stock dividends.

We may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends and being disqualified as a REIT. Nonetheless, we will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

Furthermore, if we should fail to distribute during any calendar year (or in the case of distributions with declaration dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of our “REIT ordinary income” (i.e., “REIT taxable income” excluding capital gain and without regard to the dividends paid deduction) for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods, then we would be subject to a 4% excise tax on the excess of such sum over the amounts actually distributed plus retained amounts on which income tax was paid at the corporate level.

Failure to Qualify

Commencing with our taxable year which began January 1, 2005, specified cure provisions are available to us in the event that we violate a provision of the Code that would otherwise result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will generally be taxable in the same manner as “C” corporation distributions, and subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Taxation of Taxable U.S. Shareholders

As used below, the term “U.S. shareholder” means a holder of shares of our common or preferred shares who (for United States federal income tax purposes) is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Distributions Generally

As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than “qualified dividend income” or dividends designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. shareholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. shareholders that are corporations.

For purposes of determining whether distributions to holders of shares are made out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock and then to the common stock. In addition, the IRS has taken the position in published guidance that if a REIT has two classes of shares, the amount of any particular type of income (including net capital gain) allocated to each class in any year cannot exceed such class’s proportionate share of such income based on the total dividends paid to each class for such year. Consequently, if both common shares and preferred shares are outstanding, particular types of income will be allocated in accordance with the classes’ proportionate shares of such income. Thus, net capital gain will be allocated between holders of common shares and holders of preferred shares, if any, in proportion to the total dividends paid to each class during the taxable year, or otherwise as required by applicable law.

We may make distributions to shareholders paid in common or preferred shares that are intended to be treated as dividends for federal income tax purposes. In that event, our shareholders would generally have taxable income with respect to such distributions of our common or preferred shares and may have tax liability by reason of such distributions in excess of the cash (if any) that is received by them.

To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. shareholder. This treatment will reduce the adjusted basis that each U.S. shareholder has in his shares for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. shareholder’s adjusted basis in his shares will be taxable as capital gain (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year.

Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. shareholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. U.S. shareholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

Retention of Net Long-Term Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. shareholder generally would:

•	include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. shareholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

Capital Gain Classification

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

(1) a 15% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%; or

(2) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 15% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%.

Recipients of capital gain dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

For a summary of certain anticipated changes in tax rates, including changes to the tax rate on long-term capital gains, see “— Federal Income Tax Rates,” below.

Qualified Dividend Income

We may elect to designate a portion of our distributions paid to non-corporate U.S. shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders at a maximum 15% tax rate, provided generally that the shareholder has held the shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning 60 days before the date on which such shares become ex-dividend with respect to the relevant distribution and the shareholder meets certain other holding period requirements. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is generally equal to the sum of:

(1) the qualified dividend income received by us during such taxable year from domestic (and certain foreign) non-REIT “C” corporations (including our corporate subsidiaries);

(2) the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to such undistributed REIT taxable income; and

(3) any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired by us in a carry-over basis transaction from a non-REIT “C” corporation or held by us on the first day of a taxable year for which we first requalify as a REIT after being subject to tax as a “C” corporation for more than two years (less the amount of corporate tax on such income).

Generally, dividends that we receive will be treated as qualified dividend income for purposes of (1) above if the dividends are received from a domestic corporation (other than a REIT or a regulated investment company) or a “qualifying foreign corporation” and specified holding period requirements and other requirements are met. A foreign corporation (other than a “passive foreign investment company”) will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation with respect to which the dividend is paid is readily tradable on an established securities market in the United States. We generally expect that an insignificant portion, if any, of our distributions will consist of qualified dividend income.

Dispositions of Shares

If a U.S. shareholder sells or disposes of its shares, the U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property it receives on the sale or other disposition and its adjusted basis in the shares for tax purposes. This gain or loss will be capital if the U.S. shareholder has held the shares as a capital asset and will be long-term capital gain or loss if the U.S. shareholder has held the shares for more than one year. In general, if a U.S. shareholder recognizes a loss upon the sale or other disposition of shares that it has held for six months or less (after applying holding period rules set forth in the Code), the loss the U.S. shareholder recognizes will be treated as a long-term capital loss, to the extent it received distributions from us which were required to be treated as long-term capital gains or to the extent the U.S. shareholder was required to recognize long-term capital gain in respect of our retained net long-term capital gain, as described above.

A redemption of preferred shares will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (1) is “substantially disproportionate” with respect to the U.S. shareholder, (2) results in a “complete termination” of the U.S. shareholder’s interest in us, or (3) is “not essentially equivalent to a dividend” with respect to the U.S. shareholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, preferred stock actually owned by the U.S. shareholder as well as preferred shares considered to be owned by such shareholder by reason of certain constructive ownership rules set forth in the Code must generally be taken into account. If a U.S. shareholder of preferred shares owns (actually or constructively) no shares of our common stock or an insubstantial percentage of our common stock, a redemption of the preferred shares held by such U.S. shareholder is likely to qualify for sale or exchange treatment because the redemption would not be “essentially equivalent to a dividend.” Because the determination as to whether any of the alternative tests set forth in Section 302(b) of the Code will be satisfied with respect to any particular shareholder depends on the facts and circumstances at the time that the determination must be made, prospective U.S. shareholders of preferred stock should consult their own tax advisors to determine such tax treatment.

If a redemption of preferred shares is not treated as a distribution taxable as a dividend to a particular U.S. shareholder, it will be treated, as to that shareholder, as a taxable sale or exchange. As a result, such shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated but unpaid dividends that we are legally obligated to pay at the time of the redemption, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), and (2) the U.S. shareholder’s adjusted basis in the preferred shares for tax purposes. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, at the time of the redemption, the shares were held for more than 12 months.

If a redemption of preferred shares is treated as a distribution taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the U.S. shareholder. The U.S. shareholder’s adjusted basis in the redeemed preferred shares for tax purposes will be transferred to such shareholder’s remaining shares in us. If the U.S. shareholder owns no other shares in us, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

Convertible Preferred Shares

See the applicable prospectus supplement for a discussion of any additional tax consequences to a U.S. shareholder of investing in convertible preferred shares offered by such prospectus supplement.

Redemption Premium on Preferred Shares

If the redemption price of preferred shares that are subject to redemption exceeds the issue price of such preferred shares (such excess referred to in this section as a “redemption premium”), in certain situations the entire amount of the redemption premium will be treated as being distributed to the holder of such shares, on an economic accrual basis, over the period from issuance of such shares until the date the shares are first redeemable (such deemed distribution referred to in this section as a “constructive distribution”). A constructive distribution may occur only if the preferred shares are subject to a redemption premium, and only if (1) we are required to redeem the shares at a specified time, (2) the holder of the shares has the option to require us to redeem the shares, or (3) we have the right to redeem the shares, but only if under applicable regulations, redemption pursuant to that right is more likely than not to occur. See the applicable prospectus supplement for further information regarding the possible tax treatment of redemption premiums with respect to any such preferred shares offered by such prospective supplement.

Federal Income Tax Rates

The maximum individual tax rate for long-term capital gains is generally 15% for sales occurring through December 31, 2012, and the maximum individual tax rate for ordinary income is 35% for tax years through 2012.

Generally, dividends from non-REIT C corporations will be taxed at capital gain rates, as opposed to ordinary income rates, for tax years through 2012. Without future congressional action, in 2013 the maximum tax rate on long-term capital gains will increase to 20%, dividends from non-REIT C corporations will be taxed at ordinary income tax rates, and the maximum ordinary income tax rate on dividends will increase to 39.6%.

Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our dividends will generally not be eligible for the 15% tax rate on dividends. As a result, our ordinary REIT dividends will be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

•	a U.S. shareholder’s long-term capital gains, if any, recognized on the disposition of our shares;

•	our distributions designated as long-term capital gain dividends (except to the extent attributable to “unrecaptured Section 1250 gain,” in which case such distributions would continue to be subject to a 25% tax rate); and

•	our “qualified dividend income.”

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our shares will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. U.S. shareholders may elect to treat capital gain dividends, capital gains from the disposition of shares and qualified dividend income as investment income for purposes of computing the limitation on the deductibility of investment interest, but in such case the shareholder will be taxed at ordinary income rates on those amounts. Other distributions made by us, to the extent they do not constitute a return of capital, will generally be treated as investment income for purposes of computing the investment interest limitation.

Backup Withholding and Information Reporting

We report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The back-up withholding rate through 2012 is 28%. A U.S. shareholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See “Taxation of Non-U.S. Shareholders,” below.

Medicare Tax

For taxable years beginning after December 31, 2012, certain domestic shareholders who are individuals, estates or trusts will be required to pay a 3.8% Medicare tax with respect to, inter alia, dividends on and capital gains from the sale or other disposition of stock, subject to certain exceptions. Prospective shareholders should consult their tax advisors regarding the applicability of this tax to any income and gains in respect of an investment in our common or preferred shares.

Taxation of Tax-Exempt Shareholders

The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income (“UBTI”) when received by a tax-exempt entity, subject to the exception discussed below for dividends paid by a “pension-held REIT.” Based on that ruling, provided that a tax-exempt shareholder (other than a tax-exempt shareholder described below) has not held its shares as “debt financed property” within the meaning of the Code (generally, shares, the acquisition of which was financed through a borrowing by the tax-exempt shareholder) and the shares are not otherwise used in a trade or business, dividend income from us will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt shareholder has held its shares as “debt-financed property” within the meaning of the Code or has used the shares in its trade or business.

For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, and certain other tax-exempt entities, income from an investment in our shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to any trust which:

•	is described in Section 401(a) of the Code;

•	is tax-exempt under Section 501(a) of the Code; and

•	holds more than 10% (by value) of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as “qualified trusts.”

A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts will be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

•	either at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, holds in the aggregate more than 50% (by value) of the interests in the REIT.

The percentage of any REIT dividend treated as UBTI is equal to the ratio of:

•	the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to

•	the total gross income of the REIT.

A de minimis exception applies where the percentage is less than 5% for any year.

We do not expect to be classified as a pension-held REIT.

Taxation of Non-U.S. Shareholders

The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates are complex, and the following is only a brief summary of these rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in the Company, including any reporting requirements.

When we use the term “non-U.S. shareholder,” we mean a holder of shares who (for United States federal income tax purposes) is not a U.S. Shareholder. See “Taxation of Taxable U.S. Shareholders,” above.

Distributions

Subject to the discussion below, a distribution made by us with respect to our shares will generally be treated as a dividend of ordinary income to the extent the distribution is made out of our current or accumulated earnings and profits. Distributions treated as a dividend of ordinary income will generally be subject to withholding of United States federal income tax on a gross income basis (that is, without allowance of deductions) at a 30% rate unless an applicable tax treaty reduces that rate and the non-U.S. shareholder files an IRS Form W-8BEN. However, distributions treated as a dividend of ordinary income will be subject to a federal income tax on a net basis

(that is, after allowance of deductions) when the dividend is treated as effectively connected with the non-U.S. shareholder’s conduct of a United States trade or business and the non-U.S. shareholder has filed an IRS Form W-8ECI with us. In this event, as long as certain certification and disclosure requirements are met, the dividend will be taxed at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends and will generally not be subject to withholding. Any such dividends received by a non-U.S. shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Under current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of the country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. A non-U.S. shareholder who wishes to claim the benefit of an applicable treaty rate will be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT.

If we make a distribution in excess of our current or accumulated earnings and profits, the distribution will not be taxable to a non-U.S. shareholder to the extent it does not exceed the adjusted basis of the shareholder’s shares. Instead, the distribution will reduce the adjusted basis of the shareholder’s shares. If the distribution does exceed the adjusted basis of a non-U.S. shareholder’s shares, the distribution will result in gain from the sale or exchange of the non-U.S. shareholder’s shares. We discuss the tax treatment of this gain in further detail below. For withholding purposes, we treat all distributions as if made out of our current or accumulated earnings and profits. However, the IRS will generally refund amounts that are withheld if it is determined that the distribution was, in fact, in excess of our current or accumulated earnings and profits.

We expect to withhold United States federal income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. shareholder unless:

(1) a lower treaty rate applies and the non-U.S. shareholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate; or

(2) the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. shareholder’s conduct of a United States trade or business.

In any event, we may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder’s United States tax liability with respect to the distribution is less than the amount withheld.

A distribution to a non-U.S. shareholder that we properly designate as a capital gain dividend at the time of distribution that does not arise from our disposition of a United States real property interest generally will not be subject to United States federal income taxation unless any of the following is true:

•	investment in our shares is effectively connected with the non-U.S. shareholder’s United States trade or business, in which case the non-U.S. shareholder will be taxed on the gain at the same rates as U.S. shareholders (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax); or

•	the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the nonresident alien individual will be taxed at a rate equal to 30% of the individual’s capital gains.

As described above, we may make distributions paid in common or preferred shares that are intended to be treated as dividends for U.S. federal income tax purposes. If we are required to withhold an amount in excess of any cash that is distributed to non-U.S. shareholders along with the common or preferred shares, we may retain and sell some of the common or preferred shares that would otherwise be distributed in order to satisfy any withholding tax imposed on the distribution.

Pursuant to the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), distributions made by us with respect to any class of shares to non-U.S. shareholders that hold more than 5% of that class of shares at any time during the taxable year, which distributions are attributable to gain from our sale or exchange of United States real property interests, will cause the non-U.S. shareholders to be treated as recognizing this gain as income effectively connected with a United States trade or business. This same treatment would also apply to distributions to non-U.S. shareholders that own 5% or less of the class of shares if the class of shares is not regularly traded on an established securities market located in the United States. Non-U.S. shareholders would generally be taxed at the same rates as U.S. shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals) on these distributions. Also, a non-U.S. shareholder that is a corporation may be subject to a 30% branch profits tax on this distribution. Under such circumstances, we are generally required to withhold 35% of any such distribution. This amount is creditable against the non-U.S. shareholder’s United States federal income tax liability.

Unless a non-U.S. shareholder holds more than 5% of the class of shares in respect of which the distribution is made at any time during the taxable year, or the class of shares is not regularly traded on an established securities market located in the United States, a non-U.S. shareholder is not taxable on a distribution attributable to gain from our sale or exchange of United States real property interests as if the gain were income effectively connected with a United States trade or business. Instead, such non-U.S. shareholder is taxed on the distribution as a dividend that is not a capital gain dividend, and the branch profits tax does not apply to such distribution.

Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of our shares held by non-U.S. shareholders generally should be treated in the same manner as our actual distributions of capital gain dividends. Under this approach, a non-U.S. shareholder would be able to claim as a credit against its U.S. federal income tax liability, its proportionate share of the tax paid by us on the retained capital gains, and to obtain from the IRS a refund to the extent its proportionate share of the tax paid by us exceeds its actual U.S. federal income tax liability.

We or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of non-foreign status on Form W-8 or Form W-9 to determine whether withholding is required on gains realized from the disposition of United States real property interests. A domestic person who holds shares on behalf of a non-U.S. shareholder will bear the burden of withholding, provided that we have properly designated the appropriate portion of a distribution as a capital gain dividend.

Sale of Shares

Unless our shares constitute a “United States real property interest” within the meaning of FIRPTA, a sale or exchange of shares by a non-U.S. shareholder generally will not be subject to United States federal income taxation. Our shares will not constitute a “United States real property interest” if we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period non-U.S. shareholders held, directly or indirectly, less than 50% in value of the REIT’s shares. We believe that we are, and expect to continue to be, a “domestically-controlled REIT” and, therefore, the sale of our shares should not be subject to taxation under FIRPTA. Because our shares are publicly traded, however, no assurance can be given that we are or will be a “domestically-controlled REIT.”

If we are not or cease to be a “domestically-controlled REIT,” a non-U.S. shareholder’s sale or exchange of our shares would be subject to United States taxation under FIRPTA as a sale of a “United States real property interest,” assuming the class of shares is regularly traded (as defined by applicable Treasury Regulations) on an established securities market (e.g., the NYSE), only if the seller owned (actually or constructively) more than 5% of the class of shares during the applicable testing period. If gain on the sale or exchange of shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same United States federal income tax treatment with respect to the gain as a U.S. shareholder (subject to any applicable alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser of the shares would be required to withhold and remit to the IRS 10% of the purchase price.

Notwithstanding the foregoing, a non-U.S. shareholder who recognizes gain from the sale or exchange of our shares which is not subject to FIRPTA will be subject to United States taxation if:

•	the non-U.S. shareholder’s investment is effectively connected with a United States trade or business (and, if an income treaty applies, is attributable to a United States permanent establishment); or

•	the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of the gain.

Convertible Preferred Shares

See the applicable prospectus supplement for a discussion of any additional tax consequences to a non-U.S. shareholder of investing in convertible preferred shares offered by such prospectus supplement.

Backup Withholding Tax and Information Reporting

Backup withholding tax generally is a withholding tax imposed on certain payments to persons who fail to furnish certain information under the United States information reporting rules, as discussed above under “Backup Withholding and Information Reporting.” Non-U.S. shareholders will generally not be subject to backup withholding tax and information reporting for distributions they receive from us. However, if our shares are not held through a qualified intermediary, the amount of dividends paid on those shares, the name and address of the beneficial owner and the amount, if any, of tax withheld may generally be reported to the IRS.

As a general matter, backup withholding and information reporting will generally not apply to a payment of the proceeds of a sale of stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale by a noncorporate shareholder of stock by or through a foreign office of a broker that:

•	is a United States person;

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” (generally, a foreign corporation controlled by United States shareholders) for United States tax purposes; or

•	is a foreign partnership which generally is owned more than 50% by U.S. persons and/or is engaged in the conduct of a trade or business in the United States.

Treasury Regulations provide certain presumptions if the shareholder fails to provide certain required documentation. Failure to provide the documentation may result in backup withholding. You are urged to consult your advisor regarding the required documentation and the backup withholding rules.

Federal Income Taxation of Warrants

A holder who receives shares upon the exercise of a warrant should not recognize gain or loss except to the extent of any cash received for fractional shares. Except to the extent of any cash so received, such a holder would have a tax basis in the shares acquired pursuant to a warrant equal to the amount of the purchase price paid for (or, if the warrant is purchased as part of an “investment unit,” allocated to) the warrant plus the amount paid for the shares pursuant to the warrant. The holding period for the shares acquired pursuant to a warrant would begin on the date of exercise. Upon the subsequent sale of shares acquired pursuant to a warrant or upon a sale of a warrant, the holder thereof would generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale and its tax basis in such shares or warrant, as the case may be. The foregoing assumes that warrants will not be held as a hedge, straddle or as a similar offsetting position with respect to our shares and that Section 1092 of the Code will not apply.

Tax Aspects of TRG

The following discussion summarizes certain federal income tax considerations applicable solely to our investment in TRG. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification

We are entitled to include in our income our distributive share of TRG’s income and to deduct our distributive share of TRG’s losses only if TRG is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation. TRG is entitled to include in its income its distributive share of the income or losses of any entity that owns our shopping centers only if such entity is classified as a partnership or a disregarded entity for federal income tax purposes.

An entity will be classified as a partnership or a disregarded entity rather than as a corporation or an association taxable as a corporation for federal income tax purposes if the entity is treated as a partnership or a disregarded entity under Treasury Regulations, effective January 1, 1997, relating to entity classification.

In general, under these classification regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. An unincorporated entity, such as a limited liability company, that has only one member and that does not elect to be classified as a corporation will be disregarded. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as TRG and many of the entities that own our shopping centers, will be respected for all periods prior to January 1, 1997 if:

•	the entity had a reasonable basis for its claimed classification;

•	the entity and all members of the entity recognized the federal income tax consequences of any changes in the entity’s classification within the 60 months prior to January 1, 1997; and

•	neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996, that the classification of the entity was under examination.

We believe that TRG and each entity that existed prior to 1997 and that owns any of our shopping centers reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997, and such classification should be respected for federal income tax purposes. TRG and the entities that own our shopping centers intend to continue to be classified as partnerships or disregarded entities for federal income tax purposes, and none of them will elect to be treated as an association taxable as a corporation under the entity classification regulations.

We owned an interest in a trust (“The TRG Trust”) until The TRG Trust was dissolved in 2007. We believe that The TRG Trust was not taxable as a corporation for federal income tax purposes. No assurance can be given, however, that the IRS will not challenge the non-corporate status of The TRG Trust for federal income tax purposes. If such challenge were sustained by a court, The TRG Trust would be treated as a corporation for federal income tax purposes, as described below. In addition, our belief is based on existing law, which is to a great extent the result of administrative and judicial interpretation. We cannot be certain that changes in administrative or judicial interpretations would not modify these conclusions.

If for any reason, The TRG Trust were to have been taxable as a corporation rather than as a trust for federal income tax purposes, we would not have been able to satisfy the asset requirements for REIT status (and could not re-elect to be taxed as a REIT for four years). See “Taxation of Taubman Centers, Inc. — Asset Tests,” above. If The TRG Trust were to have been taxable as a corporation, items of income and deduction would not have passed through to its beneficiary, which would have been treated as a shareholder for tax purposes. The trust would have been required to pay income tax at corporate tax rates on its net income, and distributions would have constituted dividends that would not have been deductible in computing the trust’s taxable income.

Partners, Not TRG, Subject to Tax

A partnership such as TRG is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of TRG’s income, gains, losses, deductions, and credits for any taxable year of TRG ending within or with our taxable year regardless of whether we have received or will receive a distribution from TRG.

Tax Allocations with Respect to Contributed Properties

Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction, including depreciation, attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in such a manner that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution (“Section 704(c) allocations”). The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. TRG’s partnership agreement requires allocations of income, gain, loss, and deduction attributable to such contributed property to be made in a manner that is consistent with Section 704(c) of the Code and the applicable Treasury Regulations thereunder. If a partner contributes cash to a partnership at a time when the partnership holds appreciated or depreciated property and such property is revalued for book purposes, Section 704(c) of the Code and the applicable Treasury Regulations provide for Section 704(c) allocations of income, gain, loss, and deduction (including depreciation) in such a manner that the pre-existing partners are charged with, or benefit from, the unrealized gain or unrealized loss associated with the property at the time of the cash contribution.

Accordingly, depreciation on any property contributed to TRG is allocated away from the contributing partner so as to reduce the difference between such property’s fair market value and its tax basis. In addition, depreciation will be allocated to us so as to reduce the disparity between fair market value and tax basis with respect to appreciated property held by TRG prior to our admission to TRG. Such allocations will permit us to claim larger depreciation deductions because we have, except as noted below, contributed solely unappreciated property. On the other hand, upon a revaluation of TRG’s assets after our admission to TRG, we will be treated as having Section 704(c) gain equal to the excess of our share of their revalued fair market value over our share of the tax basis of TRG’s assets. As a result of this difference, our depreciation deductions will be reduced to take into account the disparity between fair market value and the tax basis of the assets that have been revalued.

Sale of TRG’s Property

Generally, any gain realized by TRG on the sale of property held by TRG or an entity that owns our shopping centers for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code and the Treasury Regulations governing the revaluation of TRG’s assets, any built-in gain under Section 704(c) attributable to appreciation in the regional shopping center interests prior to the admission of the Company to TRG in 1992 must, to the extent not reduced by prior Section 704(c) allocations, be allocated to the contributing partners when such gain is recognized. Thus, to such extent, we will not incur a tax on such Section 704(c) gains because (except as noted below) they must be allocated to partners in TRG other than us. In addition, any Section 704(c) gain with respect to properties contributed to TRG subsequent to our admission to TRG must be allocated to the contributing partners. As a consequence of our 1% pre-contribution interests in two of our shopping centers, we will be allocated an equivalent percentage of Section 704(c) gain, to the extent not reduced by prior Section 704(c) allocations, in the event of a disposition of either property. Upon a revaluation of TRG’s assets, we will be treated as having Section 704(c) gain equal to the excess of our share of the revalued fair market value of TRG’s assets over our share of the tax basis of such assets. Upon a taxable disposition of such revalued assets, we will be allocated our share of the Section 704(c) gain to the extent not reduced by prior Section 704(c) allocations.

Upon the sale of an asset, TRG is required by its partnership agreement to distribute to its partners an amount determined by reference to the greater of the tax liability of its partners other than us or our net capital gain. TRG’s partnership agreement provides for pro rata distributions to its partners in all cases. Accordingly, the distribution provisions in TRG’s partnership agreement should permit us to distribute 100% of our capital gain. As a result of the pro rata nature of the distribution provisions, however, it is possible that TRG will be required to distribute to its partners all of the proceeds from a sale of an asset.

Our share of any gain realized by TRG on the sale of any property held by TRG or a non-corporate subsidiary of TRG as inventory or other property held primarily for sale to customers in the ordinary course of TRG’s or its non-corporate subsidiary’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See “Taxation of Taubman Centers, Inc. — Prohibited Transaction Income,” above. Such prohibited transaction income will also adversely affect our ability to satisfy the income tests for REIT status. See “Taxation of Taubman Centers, Inc. — Income Tests,” above. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of TRG’s or its non-corporate subsidiary’s trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. TRG and its non-corporate subsidiaries intend to hold our shopping centers for investment with a view to long-term appreciation, and to engage in the business of acquiring, developing, owning, and operating our shopping centers, including peripheral land, consistent with TRG’s and its non-corporate subsidiaries’ investment objectives. In the event TRG determines a sale of property will generate prohibited transaction income, TRG intends to transfer such property to a taxable REIT subsidiary. See “Taxation of Taubman Centers, Inc. — The Taxable REIT Subsidiary,” above.

Other Tax Consequences

State and Local Taxes

We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business, and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on an investment in our securities.

Disclosure of Certain Transactions to the IRS

If a shareholder recognizes a loss as a result of a transaction with respect to our shares of at least (i) for a shareholder that is an individual, S corporation, trust, or a partnership with at least one non-corporate unitholder, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a shareholder that is either a corporation or a partnership with only corporate unitholders, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, such shareholder may be required to file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not exempt. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. There may be other circumstances in which shareholders might be required to report their investment in us under tax shelter regulations. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Additional U.S. Federal Income Tax Withholding Rules

The following new withholding rules are scheduled to become effective generally for payments made after 2012. A U.S. withholding tax at a 30% rate will be imposed on dividends and gross proceeds of sale in respect of our shares received by certain foreign financial institutions, investment funds and other non-U.S. persons which fail to comply with information reporting requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. If payment of withholding taxes is required, non-U.S. shareholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld. Prospective shareholders are encouraged to consult their tax advisors regarding the possible implications of these new withholding rules on their investment in our shares as well as the status of any related federal regulations.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions. Our shares may be subject to these rules if they are held in a financial account maintained by a foreign financial institution. U.S. holders who are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of our shares.

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in our securities.

Dividend Reinvestment Plan

To the extent that a shareholder receives common shares or preferred shares pursuant to a dividend reinvestment plan, the federal income tax treatment of the shareholder and us will generally be the same as if the distribution had been made in cash.

Additional Tax Consequences for Holders of Depositary Shares or Rights

See the applicable prospectus supplement for a discussion of any additional tax consequences for holders of depositary shares or rights offered by such prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, the validity of the securities offered hereby and certain federal income tax matters will be passed upon for us by Honigman Miller Schwartz and Cohn LLP, Detroit, Michigan, and for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement. Certain members of Honigman and their families own beneficial interests of less than 1% of our common stock. Jeffrey H. Miro, a partner of Honigman Miller Schwartz and Cohn LLP, is our corporate Secretary.

EXPERTS

The consolidated financial statements and schedules of Taubman Centers, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010, all as filed in our Form 10-K for the year ended December 31, 2010, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2010 consolidated financial statements contains an explanatory paragraph that the Company has changed their method of accounting for noncontrolling interests due to the adoption of a new accounting pronouncement for noncontrolling interests, as of January 1, 2009.

1,750,000 Shares

Taubman Centers, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

June 14, 2011